A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities.  Information contained in this preliminary prospectus may not be complete and may have to be amended.  The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state and may not be offered, sold or delivered in the United States of America except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.  See “Plan of Distribution”.

PRELIMINARY PROSPECTUS

Initial Public Offering                    January 5, 2005

INTERNATIONAL ROYALTY CORPORATION

$       ● (Maximum Offering)

$       ● (Minimum Offering)

A Maximum of ● and a Minimum of ● Common Shares

This prospectus of International Royalty Corporation (the “Company”) qualifies the offering for sale to the public (the “Offering”) of a minimum of ● common shares of the Company (“Offered Common Shares”) for aggregate gross proceeds of $● (the “Minimum Offering”) and a maximum of ● Offered Common Shares for aggregate gross proceeds of $● (the “Maximum Offering”) at a price of $● per Offered Common Share (the “Offering Price”). This prospectus also qualifies the distribution of: ● Common Shares issuable in connection with the acquisition of the shares of Archean Resources Ltd. and the Royalty Portfolios (defined herein); the Debentures (defined herein) and the Debenture Shares (defined herein) issuable upon the exercise of previously issued Subscription Receipts (defined herein); 2,550,000 common shares of the Company (“Common Shares”) and 550,568 Financing Warrants (defined herein) issuable upon the exercise of previously issued Initial Financing Special Warrants (defined herein); ● Common Shares issuable upon the exercise of previously issued Compensation Special Warrants (defined herein); ● Common Shares issuable as the Introducer Fee (defined herein); and ● Common Shares issuable upon the exercise of previously issued LOC Special Warrants (defined herein).  See “Description of Securities” and “Plan of Distribution - Additional Qualification”.

Price: $ ● per Offered Common Share

	Price to Public(1)	Agents’ Commission(2)	Proceeds to Company(3)(4)
Per Offered Common Share	$ ●	$ ●	$ ●
Maximum Offering(4)	$ ●	$ ●	$ ●
Minimum Offering(4)	$ ●	$ ●	$ ●

___________________________________________

(1)

The price to the public has been established pursuant to negotiations between the Company and the Agents (defined herein).

(2)

The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering (the “Agents’ Commission”).

(3)

Before deducting the expenses of this Offering which are estimated to be $● which, together with the Agents’ Commission, will be paid out of the gross proceeds of this Offering.

(4)

The Company has granted the Agents an option (the “Over-Allotment Option”), exercisable at any time for a period of 30 days following the closing of this Offering (the “Closing”), to purchase from the Company at the Offering Price up to that number of additional Offered Common Shares which is equal to $12.5 million divided by the Offering Price (the “Over-Allotment Shares”).  If the Agents exercise the Over-Allotment Option in full, the proceeds raised under the Maximum Offering will be $●, the Agents’ Commission will be $● and the net proceeds to the Company will be $●.  This prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares.  See “Plan of Distribution”.

As a result of an initial financing of the Company completed in August 2003, the Company is a “connected issuer” and a “related issuer” of Haywood Securities Inc., one of the Agents.  Haywood Securities Inc., the directors, officers, employees and affiliates thereof, and the associates of each of them, own or control, as of December 31, 2004, in aggregate, Common Shares representing 21.3% of the then outstanding Common Shares assuming the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants.  See “Plan of Distribution - Conflicts of Interest”.

Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd. (collectively the “Agents”), as agents, conditionally offer the Offered Common Shares for sale, subject to prior sale, on a best efforts basis, if, as and when issued and delivered by the Company and accepted by the Agents in accordance with the conditions contained in the agreement between the Company and the Agents dated ●, 2005 (the “IPO Agency Agreement”) and subject to approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Fraser Milner Casgrain LLP.

Subscriptions for Offered Common Shares will be received subject to rejection or allotment in whole or in part and the Company reserves the right to close the subscription books at any time without notice.  The Agents may over-allot or effect transactions as described under “Plan of Distribution”.

If subscriptions for the Minimum Offering have not been received within 90 days after the issuance of a receipt for this prospectus, this Offering may not be continued without the consent of each person who subscribed on or before such date.  If such consents are not obtained, or if for any reason the Closing does not occur, subscription proceeds received will be promptly returned to subscribers without interest thereon or deduction therefrom.

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell securities purchased under this prospectus.  An investment in natural resource royalty interest issuers involves a significant degree of risk.  See “Risk Factors”.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus in connection with the issue and sale of securities offered by the Company under this prospectus.

TABLE OF CONTENTS
ELIGIBILITY FOR INVESTMENT	4
FORWARD LOOKING STATEMENTS	4
CURRENCY AND EXCHANGE RATES	5
METRIC CONVERSION TABLE	5
ACCESS TO PROPERTY INFORMATION	5
SUMMARY	6
CORPORATE STRUCTURE	13
GENERAL DEVELOPMENT OF THE BUSINESS	13
ARCHEAN AND THE VOISEY’S BAY ROYALTY INTEREST	17
WILLIAMS ROYALTY	30
OTHER PROPOSED ROYALTY INTERESTS	32
BHP Billiton Royalty Portfolio	32
Hecla Mining Company Royalty Portfolio	34
Hunter Exploration Group Royalty Portfolio	35
Livermore Royalty Portfolio	37
B.C. Coal Royalty Portfolio	37
USE OF PROCEEDS	39
SELECTED CONSOLIDATED FINANCIAL INFORMATION	40
MANAGEMENT’S DISCUSSION AND ANALYSIS	41
DESCRIPTION OF SECURITIES	45
Common Shares	45
Common Shares to be Issued on Proposed Acquisitions	45
Debenture Shares	46
Initial Financing Special Warrants and Financing Warrants	46
Compensation Special Warrants and Compensation Warrants	46
Williams Mine Warrants	47
Introducer’s Shares	47
LOC Special Warrants	47
Fully Diluted Share Capital	47
CONSOLIDATED CAPITALIZATION	48
OPTIONS TO PURCHASE COMMON SHARES	49
PRIOR SALES	49
PRINCIPAL HOLDER OF SECURITIES	50
ESCROWED SHARES	51
DIRECTORS AND OFFICERS	52
EXECUTIVE COMPENSATION	56
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	59
PLAN OF DISTRIBUTION	59
RISK FACTORS	61
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	64
PROMOTER	67
LEGAL PROCEEDINGS	67
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67
AUDITOR	68
REGISTRAR AND TRANSFER AGENT	68
MATERIAL CONTRACTS	68
EXPERTS	69
PURCHASERS’ STATUTORY RIGHTS	69
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION	69
GLOSSARY OF NON-GEOLOGICAL TERMS	70
GLOSSARY OF GEOLOGICAL TERMS	74
INDEX TO FINANCIAL STATEMENTS	F-1
CERTIFICATE OF THE COMPANY AND THE PROMOTER	C-1
CERTIFICATES OF THE AGENTS	C-2

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards procedures or goals, the purchase of the Offered Common Shares will not, if issued on the date hereof, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)

Pension Benefits Standards Act, 1985 (Canada)

Trust and Loan Companies Act (Canada)

Cooperative Credit Associations Act (Canada)

Loan and Trust Corporations Act (Alberta)

Insurance Act (Alberta)

Employment Pension Plans Act (Alberta)

Alberta Heritage Savings Trust Fund Act (Alberta)

Credit Union Act (Alberta)

Pension Benefits Standards Act (British Columbia)

Financial Institutions Act (British Columbia)

The Trustee Act (Manitoba)

The Insurance Act (Manitoba)

The Pension Benefits Act (Manitoba)

Pension Benefits Act (Nova Scotia)

Trustee Act (Nova Scotia)

Pension Benefits Act (Ontario)

Trustee Act (Ontario)

Loan and Trust Corporations Act (Ontario)

Credit Union and Caisses Populaires Act (Ontario)

Insurance Act (Ontario)

an Act respecting insurance (Quebec) (for an insurer, as defined therein, incorporated under the laws of the Province of Quebec, other than a guarantee fund)

an Act respecting trust companies and savings companies (Quebec) (for a trust company or a savings company, as defined therein, which invests its own funds and funds received as deposits)

Supplemental Pension Plans Act (Quebec)

The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Fraser Milner Casgrain LLP, counsel to the Agents, if issued on the date hereof, the Common Shares and the Financing Warrants would, if the Common Shares are listed on a prescribed stock exchange, which currently includes the Toronto Stock Exchange, be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Financing Warrants, the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan.  In addition, based in part upon information provided by the Company, the Common Shares and the Financing Warrants, if issued on the date hereof, would not as of the date hereof constitute “foreign property” for purposes of Part XI of the Tax Act.  See “Canadian Federal Income Tax Considerations”.

FORWARD LOOKING STATEMENTS

This prospectus contains certain forward looking statements.  These statements relate to future events or future performance and reflect management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.  A number of factors could cause actual events or results to differ materially from the results discussed in various factors, including the risks outlined under “Risk Factors”, which may cause actual results to differ materially from any forward-looking statement.  Although the forward-looking statements contained in this prospectus are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CURRENCY AND EXCHANGE RATES

All references to “dollars” and “$” herein are expressed in Canadian currency unless specifically stated otherwise.

While this Offering is expressed in Canadian currency, the Company’s consolidated financial statements are expressed in US dollars and noted as such.  As at December 29, 2004, the Bank of Canada noon rate of exchange per US$1.00 was CAD$1.2163.

METRIC CONVERSION TABLE

The following table sets forth certain factors for converting metric measurements into imperial equivalents.

METRIC			IMPERIAL UNITS
Description and abbreviation	Multiply by	Unit	Divide by	Description and Abbreviation
Length
Millimeters - mm	25.400	1	0.30937	Inches - in
Meters - m	0.3048	1	3.2808	Feet - ft
Meters - m	0.9144	1	1.0936	Yards - yd
Kilometers - km	1.609	1	0.6215	Miles - mile
Area
Square centimeters - cm2	6.4516	1	0.1550	Square inches - in2
Square meters - m2	0.0929	1	10.76	Square feet - ft2
Hectares - ha	0.40469	1	2.471	Acres - acre
Square kilometers - km2	2.5900	1	0.3861	Square miles - sq miles
Weight
Grams - g	31.1035	1	0.032151	Troy ounces - oz
Tonne (1,000 kg) - t	0.907185	1	1.102311	Short ton (2,000 lbs) - st

ACCESS TO PROPERTY INFORMATION

As a royalty holder, the Company has limited, if any, access to properties on which the Company holds, or proposes to hold, royalty interests.  The Company must usually rely principally on publicly available information regarding properties and mining operations and will usually have no ability to independently verify such information.  In the future, the Company will usually be dependent on publicly available information to prepare required disclosure pertaining to properties and mining operations on the properties on which the Company holds royalty interests.  This prospectus includes information regarding properties and mining operations, including the technical report described under “Archean and the Voisey’s Bay Royalty Interest - Independent Consultant’s Report”, which is based on information publicly disclosed by the owners or operators of the properties on which the Company holds, or proposes to hold, royalty interests and such information has not been independently verified by the Company.

SUMMARY

The following is only a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.  Certain terms used in this prospectus are defined in the Glossary of Non-Geological Terms and the Glossary of Geological Terms.

Company

International Royalty Corporation (the “Company”) was incorporated under the Business Corporations Act (Yukon) on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  The Company intends to acquire royalties and create a diversified portfolio of royalties ranging from royalties on exploration to producing properties located around the world and consisting of multiple commodities.  Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada.  See “General Development of the Business”.

Offering	This offering (“Offering”) consists of common shares of the Company (“Offered Common Shares”).
Maximum Issue	$ ● (● Offered Common Shares).
Minimum Issue	$ ● (●Offered Common Shares).
Price	$ ● per Offered Common Share.

Royalty Interests

On August 16, 2004, the Company signed two agreements to acquire all of the outstanding shares of Archean Resources Ltd. (“Archean”) for total consideration of $180 million plus one million Common Shares, payable as to $152.5 million in cash and the balance by the issue of that number of Common Shares which have an aggregate value of $27.5 million on Closing plus the additional one million Common Shares.  The main asset of Archean is a 90% indirect ownership interest in the Voisey’s Bay Royalty (defined herein) (effectively a 2.7% net smelter return (“NSR”) royalty) on the Voisey’s Bay nickel-copper-cobalt property.  See “Archean and the Voisey’s Bay Royalty Interest”.

The Company owns a 0.25% NSR royalty on the Williams gold mine (the “Williams Royalty”), located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation.  The Williams gold mine is primarily an underground operation, with some open-pit mining, and has been operating since the fall of 1985.  The Company acquired the Williams Royalty on August 12, 2003 for cash consideration of $2,876,722 and the issuance of Common Share purchase warrants exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the “Exercise Price”) which is equal to the lesser of $3.00 and the Offering Price (the “Williams Mine Warrants”).  The Williams Mine Warrants are exercisable for a period of two years after the date (the “Trigger Date”) of the completion of this Offering and the listing of the Common Shares on the Toronto Stock Exchange.  See “Williams Royalty”.

The Company has also entered into letter agreements with individuals and mining companies providing for the acquisition of five portfolios (the “Royalty Portfolios”) of approximately 59 royalties consisting of two royalties on producing properties, six royalties on development stage properties, seven royalties on feasibility stage properties and 44 royalties on exploration stage properties for aggregate consideration of $9.07 million, payable partly in Common Shares.  See “Other Proposed Royalty Interests”.

Use of Proceeds

Assuming the completion of the Maximum Offering, the net proceeds to the Company, after deducting the Agents’ Commission and estimated expenses of this Offering are expected to be $●, assuming no exercise of the Over-Allotment Option.  The Company intends to use all the net proceeds from this Offering and the net proceeds from the Subscription Receipts (defined herein) to acquire royalty interests, to repay any amount drawn on the LOC (defined herein), to place 18 months of interest payable on the Debentures in escrow and for general working capital purposes as follows:

		Minimum Offering	Maximum Offering
	To fund the purchase of the shares of Archean	$152,500,000	$152,500,000
	To fund the purchase of the Royalty Portfolios	$1,705,000	$1,705,000
	To repay the LOC	$●	$●
	Debenture interest to be placed in escrow	$●	$●

	To fund general working capital	$●	$●
	Total	$●	$●
See “Use of Proceeds”.
Agents’ Commission	The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering. See “Plan of Distribution”.
Line of Credit Fee

This prospectus also qualifies the distribution of ● Common Shares which will be issued upon the exercise of ● special warrants of the Company (the “LOC Special Warrants”) issued by the Company on ●, 2005 to a third party as consideration for the provision of a line of credit in the amount of $2 million (the “LOC”).  The LOC Special Warrants are exercisable for no further consideration for an aggregate of ● Common Shares.  See “General Description of the Business - Line of Credit”.

Qualification of Other Securities

This prospectus also qualifies the distribution of the Common Shares to be issued in connection with the acquisition of mineral royalty interests as follows: ● Common Shares to be issued to a shareholder of Archean; ● Common Shares to be issued to Hecla Mining Company; ● Common Shares to be issued to BHP Billiton Worldwide Exploration Inc.; ● Common Shares to be issued to Hunter Exploration Group; and ● Common Shares to be issued to David Fawcett.  See “General Development of the Business - Proposed Acquisition of Archean and the Voisey’s Bay Royalty Interest”, “General Development of the Business - Proposed Acquisition of Other Royalty Interests” and “Description of Securities - Common Shares to be Issued on Proposed Acquisitions”.

This prospectus also qualifies the distribution of the Debentures and the Debenture Shares which will be issued upon the exercise of ● Subscription Receipts issued by the Company on ●, 2005.  See “General Development of the Business - Debenture Financing by way of Subscription Receipts” and “Description of Securities - Debenture Shares”.

This prospectus also qualifies the distribution of: (a) 2,550,000 Common Shares and 550,568 (subject to adjustment if the Offering Price is less than $3.00) Common Share purchase warrants (the “Financing Warrants”) which will be issued upon the exercise of 2,550,000 special warrants of the Company previously issued pursuant to a private placement of special warrants of the Company (the “Initial Financing Special Warrants”) completed on August 12, 2003; and (b) 308,000 Common Shares which will be issued upon the exercise of 308,000 special warrants of the Company previously issued to Haywood Securities Inc., one of the Agents, as partial compensation for acting as agent for the private placement of the Initial Financing Special Warrants (the “Compensation Special Warrants”).  Each Initial Financing Special Warrant and Compensation Special Warrant will be deemed to be exercised five business days after the Trigger Date.  All consideration paid to the Company in respect of the Initial Financing Special Warrants and the Compensation Special Warrants was received by the Company at the time of issue of such special warrants.  No additional consideration will be received by the Company as a result of the exercise of the Initial Financing Special Warrants or the Compensation Special Warrants.  See “General Development of the Business - Initial Financing” and “Description of Securities - Initial Financing Special Warrants and Financing Warrants” and “- Compensation Special Warrants and Compensation Warrants”.

This prospectus also qualifies the distribution of ● Common Shares to be issued to a consultant to the Company as the Introducer Fee.  See “Description of Securities - Introducer’s Shares”.

Risk Factors

The acquisition of the securities offered by this prospectus must be considered speculative due to the nature of the Company’s business.  In particular, a prospective investor should consider the following risks in addition to other risk factors or more detailed descriptions set forth elsewhere in this prospectus.

• The securities should be considered speculative due to the nature of the Company’s business. The Company has a limited history.
• The Company is dependent upon the continued availability and commitment of its management.

• Changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.

•

As a royalty holder, the Company does not have any influence on how mine operations are conducted and has limited, if any, access to properties and data on mine operations.  As such, the information provided by the Company in this prospectus regarding properties, including mine operations, has been taken principally from publicly available documents and the Company cannot verify the accuracy of such information.

•

The Company’s royalty payments may be calculated by the royalty payors in a manner different from the Company’s projections.  The Company may or may not have rights of audit with respect to royalty payments.

• It is uncertain that the operator of any given property will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.
• The Company’s royalty interests may be subject to foreign currency fluctuations or withholding or other taxes which may adversely affect the Company’s financial position and results.
• Exploration for metals, minerals, gems and energy resources is a speculative venture necessarily involving substantial risk with no assurance that projected production plans can be achieved.

•

The marketability and price of metals, minerals, gems and energy resources on properties on which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

•

Intense competition exists within the industry and in attempting to acquire additional royalties the Company must compete with other corporations which may have greater technical or financial resources.

•

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the reserves and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  The operator of such property may not have sufficient financial capability to advance, or the ability to finance the advancement of, the property.

•

The Company’s valuation is heavily weighted by the value of an indirect ownership interest in a 2.7% NSR royalty on the Voisey’s Bay nickel copper-cobalt property. The Voisey’s Bay Royalty will be very material to the Company’s ability to generate revenue.  The Company’s valuation is dependent on the Voisey’s Bay property being developed and placed into operation according to the operators’ currently proposed plan.

• The board of directors of the Company will have broad discretion as to the application of the proceeds raised in this Offering that are allocated to general working capital.
• It is uncertain whether the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

•

If the Company does become listed on a publicly recognized stock exchange, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of their Common Shares, if at all.

•

If the Common Shares become listed on a stock exchange there can be no assurance that the Company will continue to meet the listing requirements of such exchange or achieve listing on any other public listing exchange.

•

Payment of dividends on the Common Shares will be within the discretion of the Company’s board of directors.

•

Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to or by the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.

•

Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners).  As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.

• Claims by First Nations in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of the Company’s royalty interests.

•

Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor.  The Voisey’s Bay Royalty is a contractual right and is only secured by a mortgage of US$50 million.

•

Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.

• Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.

•

Some royalties, including the Voisey’s Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.

•

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder.  Accordingly, the royalty holder may be subject to risk from third parties.

•

The Company is currently dependent on a single royalty, the Williams Royalty, for revenues until other properties, including the Voisey’s Bay property, commence production.

See “Risk Factors”.

Summary Consolidated Financial Information

The following table sets forth selected consolidated financial information of the Company which has been derived from the audited consolidated financial statements of the Company for the period from the date of incorporation (May 7, 2003) to December 31, 2003, as well as the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2004.  The tables should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto, unaudited pro forma consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and “Management’s Discussion and Analysis”.  The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.

	Period from May 7, 2003(1) to December 31, 2003 US$	Nine months ended September 30, 2004 US$
Statement of Operations
Royalty revenues	177,885	261,109
Operating loss	(218,913)	(418,617)
Net loss	(213,266)	(415,399)
Basic and Diluted loss per share	(0.03)	(0.05)

      (1) Date of incorporation.

	December 31, 2003 US$	September 30, 2004 US$
Balance Sheet
Current assets	324,347	246,114
Royalty interest in mineral property	2,024,720	1,817,003
Total assets	2,359,224	2,096,972
Total liabilities	46,488	107,859
Deficit	(213,266)	(628,665)
Stockholders’ equity	2,312,736	1,989,113

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the Business Corporations Act (Yukon) on May 7, 2003 by registration of its articles of incorporation with the Yukon Department of Community Services Consumer and Safety Services, Corporate Affairs.  On November 12, 2004, the Company was continued under the Canada Business Corporations Act.

The Company’s head office is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112 and the registered office of the Company is located at 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Box 20, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1N6.

Intercorporate Relationships

The Company owns 100% of the outstanding shares of IRC (U.S.) Management Inc., which was incorporated pursuant to the laws of Colorado, United States, and also owns 100% of the outstanding shares of IRC Nevada Inc., which was incorporated pursuant to the laws of Nevada, United States, for the purpose of the acquisition of royalty interests in properties in the United States.  The head office of each of these subsidiaries of the Company is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company was incorporated for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  The Company intends to acquire royalties and create a diversified portfolio of royalties ranging from royalties on exploration to producing properties located around the world and consisting of multiple commodities.  Management of the Company has, over the last year, identified in excess of 2,000 existing private mineral royalties.  These royalties will be investigated and pursued, if appropriate, time and funds allowing.  Based on the current target list and subject to the completion of this Offering, the Company intends to pursue a royalty acquisition program with the objective of expanding its royalty ownership portfolio and generating additional revenue.

Because royalty companies do not incur mine site operating costs or any ongoing capital commitments on properties, the Company expects to have a high operating income to revenue ratio.  With expected exposure to multiple commodities, the Company’s portfolio should have sufficient diversity to provide a more stable cash flow base than would otherwise be the case with a single commodity portfolio.  In management’s view, there is an opportunity to provide holders of royalties with a means of monetizing the future value of their royalties through a sale to the Company.

Overview of Royalties

A royalty is a payment to a royalty holder by a property owner or an operator of a property of a percentage of the minerals or other products produced or the profits generated from the property.  The granting of a royalty to a  person other than the property owner or the operator of the property typically arises as a result of: (i) raising funds by granting the royalty; (ii) paying part of the consideration payable to prospectors or junior mining companies for the purchase of their property interests; or (iii) a conversion to a royalty of a participating interest in a joint venture relationship.  Royalties are not working interests in the property.  Therefore, the royalty holder is neither responsible for, nor has an obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities.  Furthermore, because many royalties are constructed as legal contracts rather than property interests, the royalty holder’s risk exposure is usually limited to metal prices and operational performance.  These unique characteristics provide royalty holders with special commercial benefits not available to the property owner because the royalty holder enjoys the upside potential of the property with reduced risk.

Royalties have been imposed since at least Roman times (400 A.D.) when a 10% “tax” was imposed on privately owned mines.  The English and French were the first European states to codify the practice around 1300 A.D.  Today, the creation of royalties is most prevalent in the British Commonwealth or former colonial entities although the governments of a number of countries around the world have adopted royalties as part of the payments owed to them by mine owners when the projects go into production.  Private royalties have been created by contracts in many jurisdictions and often have the same characteristics as government royalties.

The Company has identified more than 2,000 existing private mineral royalties worldwide.  Most of such royalties are related to gold projects located in North America.  The growth of royalties elsewhere in the world is a direct reflection of North American companies investing in these regions with arrangements that have now become standard industry practice.

The Company has identified more than 40 different types of royalties.  The major types include:

•

Gross Royalties or Gross Overriding Royalties (“GOR”) are based on the total revenue stream with no deductions.

•

Net Smelter Return Royalties (“NSR”) are based on a percentage of proceeds received for refined minerals from the smelter or refinery less specified transport, insurance and other expenses.

•

Net Profit Royalty or Net Interest Royalties (“NPR” or “NPI”) are based on the total revenues less specified accounting expenses, possible recovery of capital and interest on expenditures incurred.

Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs or NPRs.  NSRs are by far the most common royalty for mineral projects with variations being based on a dollar per tonne processed or changing (“sliding”) rate tied to either metal prices, grade and/or capital repayment schedules.

An example of a successful royalty company is the former Franco-Nevada Mining Corporation (“Franco-Nevada”).  Franco-Nevada was formed in 1982 and developed a large royalty portfolio over a 20 year period.  The key royalty of this portfolio was its NSR and NPI on the Goldstrike gold mine in Nevada.  Franco-Nevada also created two other royalty companies, Euro-Nevada Mining Corporation and Redstone Resources Ltd., to hold royalties in Nevada and non-gold royalties, respectively.  Franco-Nevada subsequently reacquired these other companies and was acquired by Newmont Mining Corporation in 2001 for US$2.3 billion.  Other known royalty companies include Repadre Capital Corporation (now a wholly-owned subsidiary of IAMGOLD Corporation) and Royal Gold, Inc.

Initial Financing

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants at a price of $0.80 per Initial Financing Special Warrant, for gross proceeds of $3,520,000.  Each Initial Financing

Special Warrant is exercisable for one Common Share and approximately 0.216 (subject to adjustment if the Offering Price is less than $3.00) of a Financing Warrant for no additional consideration.  Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the date (the “Trigger Date”) of the completion of this Offering and the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”).  Each Financing Warrant, when issued, will be exercisable for one Common Share at a price equal to the lesser of $3.00 and the Offering Price for a period of two years after the Trigger Date.  As of the date of this prospectus, 1,850,000 Initial Financing Special Warrants have been exercised for 1,850,000 Common Shares and 399,432 Financing Warrants.  All 399,432 Financing Warrants have been exercised for 399,432 Common Shares at an exercise price of $3.00 per Common Share for aggregate proceeds to the Company of $1,198,296.  The Common Shares and the Financing Warrants issued upon the exercise of the Initial Financing Special Warrants are subject to the Pooling Arrangement.  See “Escrowed Shares - Pooling Arrangement”.

Haywood Securities Inc., one of the Agents and the agent for the private placement of the Initial Financing Special Warrants, received 308,000 Compensation Special Warrants as partial compensation for acting as agent for such private placement.  Each Compensation Special Warrant is exercisable for one Common Share at no additional cost to the holder and will be deemed to be exercised five business days after the Trigger Date.  Haywood Securities Inc., as the agent for such private placement, also received 440,000 Common Share purchase warrants (the “Compensation Warrants”).  Each Compensation Warrant is exercisable for one Common Share at a price of $0.80 per Common Share for a period of two years after the Trigger Date.

See “Description of Securities - Initial Financing Special Warrants and Financing Warrants”, “Description of Securities - Compensation Special Warrants and Compensation Warrants” and “Canadian Federal Income Tax Considerations”.

Acquisition of Williams Royalty

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of $2,876,722 and the issuance of Common Share purchase warrants exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the “Exercise Price”) which is equal to the lesser of $3.00 and the Offering Price (the “Williams Mine Warrants”).  The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.  See “Williams Royalty”.

Proposed Acquisition of Archean and the Voisey’s Bay Royalty Interest

On August 16, 2004, the Company signed two agreements to acquire all of the outstanding shares of Archean Resources Ltd. (“Archean”) for total consideration of $180 million plus one million Common Shares, payable as $152.5 million in cash and the balance by the issue of that number of Common Shares which have an aggregate value of $27.5 million on Closing, plus the additional one million Common Shares.  The principal asset of Archean at the time of the signing of the agreements was a 90% indirect ownership interest in the Voisey’s Bay Royalty (effectively a 2.7% NSR royalty) on the Voisey’s Bay nickel-copper-cobalt property.  One of the share purchase agreements also provides one shareholder of Archean with the right to nominate two directors of the Company for election by the shareholders of the Company for a period of six years after Closing.  See “Archean and the Voisey’s Bay Royalty Interest”.

Proposed Acquisitions of Other Royalty Interests

The Company has entered into the royalty letter agreements described below.

On October 8, 2004, the Company signed a letter agreement with John Livermore to acquire his royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits, both in Nevada, United States.  Consideration to be paid is US$520,000 in cash.  See “Other Proposed Royalty Interests - Livermore Royalty Portfolio”.

On October 29, 2004, the Company signed a letter agreement with Hecla Mining Company to acquire a portfolio of 14 mineral royalty interests.  Total consideration to be paid is US$550,000, payable in Common Shares valued at the Offering Price.  See “Other Proposed Royalty Interests - Hecla Mining Company Royalty Portfolio”.

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. to acquire a mineral portfolio of 22 mineral royalty interests.  Consideration to be paid is US$1,250,000, payable one-half in cash and the balance in Common Shares valued at the Offering Price.  See “Other Proposed Royalty Interests - BHP Billiton Royalty Portfolio”.

On November 25, 2004, the Company signed three letter agreements with the Hunter Exploration Group to acquire a portfolio of 16 mineral royalty interests on approximately 20 million acres of land located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities.  Consideration to be paid is $5 million payable in Common Shares valued at the Offering Price.  See “Other Proposed Royalty Interests - Hunter Exploration Group Royalty Portfolio”.

On December 7, 2004 the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on five coal licenses in British Columbia, Canada.  Consideration to be paid is $1,250,000, payable as to $312,500 in cash and the balance in Common Shares valued at the Offering Price.  See “Other Proposed Royalty Interests - B.C. Coal Royalty Portfolio”.

Line of Credit

On ●, 2005, a third party (the “LOC Provider”) has provided a line of credit of $2 million (the “LOC”) to the Company at an interest rate of ●% per annum and compounded yearly on the amount drawn down on the LOC.  The LOC is payable on the earlier of (a) the Closing; and (b) ●, 2006, being the 12 month anniversary of the establishment of the LOC.  The Company may prepay and terminate the LOC, without penalty, subject to the Company paying all accrued and unpaid interest and other amounts due under the LOC.

The LOC Provider was issued ● special warrants (the “LOC Special Warrants”), exercisable for no further consideration no later than the Closing for an aggregate of ● Common Shares (the “LOC Fee”).  This prospectus also qualifies the distribution of ● Common Shares issuable upon the exercise of the LOC Special Warrants.

See “Description of Securities - LOC Special Warrants”.

Debenture Financing by way of Subscription Receipts

On ●, 2005, the Company issued, pursuant to an agency agreement entered into between the Company and ●, (the “Receipt Agency Agreement”) ● non-transferable subscription receipts (“Subscription Receipts”) in a private placement and raised gross proceeds of $●.  The agents for the private placement of the Subscription Receipts received a cash commission of $●.

Each Subscription Receipt will be exercised upon completion of this Offering for no further consideration for one unit of the Company (a “Unit”).  Each Unit will be comprised of one secured debenture in the principal amount of $1 million (the “Debenture”) and that number of Common Shares equal in value to $● based on the Offering Price (the “Debenture Shares”).  Each Debenture will mature seven years after the date of Closing.  Interest will only be paid on the Debentures for the first three years and thereafter blended payments of principal and interest will be paid on the Debentures.  The coupon rate will be ●% per annum, compounded and paid yearly commencing June 30, 2005.  The first 18 months of interest will be set aside out of the proceeds of this Offering and held in escrow upon the Closing.  The Company will have the right to call all, but not less than all, of the Debentures at any time after the Closing.  The Debentures will rank first in security over all the present and future assets of the Company.

The proceeds raised from the issuance of the Subscription Receipts will be held in escrow by ● in an interest bearing account and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the completion of the purchase of all the shares of Archean by the Company and this Offering.  If the purchase of all the shares of Archean by the Company and this Offering are not completed by ●, 2005, the gross proceeds of the Subscription Receipts will be returned to the investors and the Subscription Receipts will be cancelled.

This prospectus qualifies the distribution of the Debentures and the Debenture Shares.

See “Description of Securities - Debenture Shares”.

ARCHEAN AND THE VOISEY’S BAY ROYALTY INTEREST

Background

Archean, a private Newfoundland company, entered into an option agreement with Diamond Fields Resources Inc. (“DFR”) on May 18, 1993 to conduct a regional exploration program of geographic Labrador (the “Labrador Option Agreement”).  Archean retained a 3.0% GOR royalty on diamonds and a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties which are subject to the Labrador Option Agreement.  The Voisey’s Bay Ovoid and certain other nickel, copper and cobalt deposits were discovered during the course of this program.  The Voisey’s Bay Royalty applies to the properties now referred to and known as the Voisey’s Bay property.  On June 28, 1995, DFR assigned its interests in the Labrador Option Agreement and the Voisey’s Bay property to its then subsidiary, Voisey’s Bay Nickel Company Limited (“VBNC”).  Through various transactions, Inco Limited (“Inco”), either directly or through a subsidiary, acquired all of the outstanding shares of VBNC through its acquisition in August 1995 of all of the outstanding shares of DFR it did not then own.  The Voisey’s Bay Royalty was secured by a mortgage granted by VBNC, as mortgagor, which mortgage was registered on June 28, 1995.  The mortgage secures VBNC’s obligation to pay the Voisey’s Bay Royalty until US$50 million has been paid, after which time the mortgage will become void and the obligation to make further royalty payments will become an unsecured contractual obligation.  The mortgage amount may be increased to a maximum of US$100 million in the event that financing to fund the Voisey’s Bay mine and mill in the amount of US$500 million is put in place.  Inco has advised that there has been no borrowing to finance the Voisey’s Bay mine and mill and accordingly the mortgage amount is currently US$50 million.  In July 2003, Archean formed a limited partnership called Labrador Nickel Royalty Limited Partnership (“LNRLP”) to hold the Voisey’s Bay Royalty.  On July 10, 2003, Archean transferred and assigned the Voisey’s Bay Royalty to LNRLP.  Altius Resources Inc. (“Altius”) acquired a 7.5% interest in LNRLP on August 29, 2003 together with an option to increase this interest to 10%.  On August 29, 2003, Voisey’s Bay Holding Corporation (“Holdco”), a wholly-owned subsidiary of Archean, acquired Archean’s interest in, and became the general partner of, LNRLP.  On December 8, 2004, Altius exercised its option and currently holds a 10% interest in LNRLP.  The organization of the persons holding the Voisey’s Bay Royalty is shown below.

Pursuant to the terms of the Labrador Option Agreement, the Voisey’s Bay Royalty means 3.0% (of which Archean now holds a 90% indirect ownership interest through LNRLP) of “the actual proceeds received from any mint, smelter, refinery or other purchaser for the sale of ores, base metals, precious metals, rare earth metals, elements and any other minerals normally subject to net smelter returns or concentrates produced from the properties and sold, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payment: smelting and refining charges; penalties; smelter assay costs and umpire assay costs; cost of freight and handling of ores, metals or concentrates from the properties to any mint, smelter, refinery, or other purchaser; marketing costs; insurance on all such ores, metals or concentrates; customs duties; or mineral taxes or the like and export and import taxes or tariffs payable in respect of said ores, metals or concentrates”.  In addition, any charges to be incurred which are made to a company associated with VBNC, as successor to DFR, must be on commercially reasonable terms or must be approved in writing by the owner of the Voisey’s Bay Royalty.

The Labrador Option Agreement also sets out a right of first refusal provision for the benefit of VBNC.  Pursuant to the terms of such agreement, if the owner of the Voisey’s Bay Royalty intends to sell the royalty it must give notice to VBNC of its intention to sell, together with the terms and conditions of such proposed sale.  In addition, if the owner of the Voisey’s Bay Royalty receives an offer to purchase such royalty which the owner of the Voisey’s Bay Royalty wants to accept, it must first offer to sell such royalty to VBNC on the same terms and conditions.  Such offer to VBNC is required to remain open for acceptance by VBNC for a period of 60 days.

The owner of the Voisey’s Bay Royalty, LNRLP, is also entitled to audit, during normal business hours, such books and records as are necessary to determine the correctness of the payment of the royalty, provided, however that such audit may only be conducted on an annual basis and within 12 months after the end of the fiscal period in respect of which such audit is to be conducted.  The Labrador Option Agreement also contains arbitration provisions in the event of a dispute.  The Labrador Option Agreement, as amended by a 1995 agreement between the parties thereto, provides that any mineral interest acquired at any time in Labrador by either of the parties thereto, or by companies controlled by them, shall be deemed to be included as properties for the purpose of the Labrador Option Agreement.  Holdco, as general partner of LNRLP, manages LNRLP and has broad powers and authority, subject to the advice of an executive committee comprised of three members, one of whom is a nominee of Altius and two of whom are nominees of Holdco.  Such powers include undertaking such actions as Holdco deems appropriate to verify the amount of the Voisey’s Bay Royalty payments, including the incurring of costs to investigate and verify the calculation of royalty payments under the Labrador Option Agreement and such dealings and negotiations with VBNC as may be advisable.

On August 16, 2004, Christopher Verbiski and Albert Chislett, the two shareholders of Archean (the “Vendors”), each signed a share purchase agreement (collectively the “SPAs”) to sell their shares of Archean to the Company for a purchase price of $180 million plus one million Common Shares, payable as to $152.5 million in cash and as to the balance by the issue of that number of Common Shares which have an aggregate value of $27.5 million on Closing, plus the additional one million Common Shares.  The Company’s economic assumptions in determining the consideration to be paid was based on a nickel price of $4.00/lb, a copper price of $1.00/lb, a cobalt price of $15.00/lb, a 6% discount rate and a US$/CAD$ exchange rate of 0.75.  The purchase of the shares of Archean will be completed concurrent with the Closing and part of the proceeds of this Offering will be used to fund the purchase of the shares of Archean.  See “Use of Proceeds”.

Pursuant to the SPAs, the Vendors, Archean and the Company have the right to conduct due diligence investigations.  The Company has completed to its satisfaction its due diligence review of Archean.  The Vendors’ and Archean’s due diligence review of the Company has also been completed (subject to the execution of a definitive share purchase agreement between each of the Vendors and the Company).

The closing of the purchase of the shares of Archean pursuant to the SPAs is subject to a number of conditions, each of which the Company believes will be met by the date of the Closing.  One of the closing conditions under the SPAs is the waiver by VBNC of its right of first offer pursuant to the VBNC Agreement described in the next paragraph.  Other closing conditions which are still outstanding include completion of this Offering and Archean divesting certain assets other than the indirect ownership interest in the Voisey’s Bay Royalty and having no liabilities or obligations other than being bound by certain provisions in the VBNC Agreement (as defined in the paragraph immediately below).  A further term of the SPAs requires that in the event that the tax payable in respect of the Voisey’s Bay Royalty under the Mining and Mineral Rights Tax Act (Newfoundland and Labrador) is abolished or reduced during the period of 25 years after the closing of the purchase of the shares of Archean (the “Tax Adjustment Period”), the Company will pay an additional amount to the Vendors representing the aggregate reduction in taxes payable to the end of the Tax Adjustment Period.

The interests of the various parties who hold direct and indirect interests in, or who have obligations or rights under, the Voisey’s Bay Royalty are subject to an agreement dated July 10, 2003 between Archean, Altius, Altius Minerals Corporation (the parent of Altius), the Vendors, VBNC and LNRLP (the “VBNC Agreement”).  Pursuant to the terms of the VBNC Agreement, the Vendors were required to provide VBNC with notice of the proposed disposition of their shares of Archean in order to provide VBNC with an opportunity within 30 days to exercise a right of first offer with respect to such shares.  On August 18, 2004, the Vendors provided such notice to VBNC and Inco.  Upon completion by the Company of its acquisition of the shares of Archean, the Company will not be bound by the VBNC Agreement, although Archean and LNRLP will remain bound thereby.  However, a right of first refusal for the benefit of VBNC will continue with respect to any sale of the Voisey’s Bay Royalty pursuant to the Labrador Option Agreement.

Independent Consultant’s Report

At the request of the Company, Gustavson Associates, LLC, (“Gustavson”) based in Boulder, Colorado, has prepared a report dated October 29, 2004 and entitled “Independent Technical Report, Voisey’s Bay Project Royalty, Labrador, Canada” (the “Qualifying Report”).  William J. Crowl, the author of the Qualifying Report, is a registered professional geologist in the state of Oregon and a member in good standing of the Australasian Institute of Mining and Metallurgy, is independent from the Company and is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  Except where noted below, all of the technical information below is based upon the Qualifying Report and has been reviewed by the Qualified Person.  The Qualifying Report has been filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects.  Pursuant to an exemption order dated December 22, 2004 granted to the Company by the securities regulatory authorities in each of the provinces of Canada, the information contained in the Qualifying Report with respect to the Voisey’s Bay property is primarily extracted from the technical report effective as of August 31, 2003 (the “Inco Report”) prepared and filed by Inco in accordance with NI 43-101, as well as general information available in the public domain including the Company’s complete database of public domain data, Inco annual reports, Inco annual information forms, information available on the Inco website and information available on other websites.  The Qualified Person did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101:  (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by Inco in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

The Inco Report includes freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port, however such expenses are not segregated from the other costs.  With the exception of the freight costs, none of the mine-site costs set out in the Inco Report impact the calculation of  royalty amounts expected to be received by the Company.  The Inco Report does not disclose smelting and refining costs as separate costs.

The Qualifying Report presents gross revenues and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable.  The Qualifying Report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the Voisey’s Bay Royalty.

Disclaimer Regarding Inco

Inco has not reviewed this prospectus nor the Qualifying Report, and takes no responsibility nor assumes any liability for the statements in the Qualifying Report and in this prospectus.  No express or implied representation or warranty of any kind has been made by Inco that the contents of the Qualifying Report or this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

In particular, Inco has advised the Company that the Inco Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Voisey’s Bay Royalty, for valuing the Voisey’s Bay Royalty for purposes of an offering of securities or for any purpose other than Inco’s compliance with the technical requirements of NI 43-101.  Gustavson and the Company did not obtain a copy of the Inco Report from Inco directly, nor seek consent or approval from Inco to use the Inco Report.  The Company and Gustavson obtained a copy of the Inco Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document. Neither Inco nor any of the qualified persons who prepared the Inco Report consented to the use of the Inco Report by the Company for purposes of evaluating a potential acquisition of the Voisey’s Bay Royalty or for any offering of securities of the Company.

The Inco Report is current only as of its effective date of August 31, 2003.  Neither Inco nor any of the qualified persons who prepared the Inco Report has made or makes any representation to the Company or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Inco Report as currently contemplated by the Company or otherwise.  Inco has expressly stated that Inco and each of the qualified persons who prepared the Inco Report accepts no responsibility or liability to the Company or any other person for any use of the Inco Report.

No information came to Gustavson’s attention during its review of the data and information contained in the Inco Report that would cause Gustavson to doubt the integrity of such data and information.

Property Description and Location

The Voisey’s Bay property is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey’s Bay.  The nearest communities are Nain, approximately 35 kilometers to the northeast, and Natuashish, approximately 80 kilometers to the southeast.  The site of the Voisey’s Bay property is centered approximately at latitude 56º10’, longitude 62º00’ and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates).  The Voisey’s Bay property is approximately 900 kilometers north-northwest of St. John’s, the capital of Newfoundland and Labrador (the “Province”).

The government of the Province (the “Provincial Government”) has issued nine mineral licenses consisting of a total of 1,978 claims (20,012 hectares) to VBNC, a wholly-owned subsidiary of Inco, which cover the main claim block

(the “Main Block”) of the Voisey’s Bay project.  Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of 20 years.

The mineral license numbers and  initial expiry dates are as follows:

License	Expiry Date
6866M	March 21, 2014
6867M	March 21, 2014
6870M	November 7, 2014
9143M	March 21, 2014
9528M	March 21, 2014
9534M	March 21, 2014
9538M	March 21, 2014
9582M	March 21, 2014
9584M	March 21, 2014

A mineral license does not entitle its holder to extract any minerals from the Voisey’s Bay property covered by such license.  In order to extract minerals, a mining lease must be obtained from the Provincial Government.  The Provincial Government issued a mining lease to VBNC for a period of 25 years, effective 2002 and covering approximately 1,600 hectares.  The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and develop in, on or under the lands, or part of the lands, covered by the mining lease, subject to VBNC and Inco continuing to meet the terms of and conditions of a development agreement between Inco, VBNC and the Provincial Government.

On June 11, 2002, VBNC, Inco and the Provincial Government announced that they had reached a non-binding statement of principles (“Statement of Principles”) covering the commercial development of the Voisey’s Bay property.  The Statement of Principles was approved by the provincial legislature in late June 2002 and, on October 7, 2002, Inco and VBNC signed definitive agreements with the Provincial Government to implement the terms of the Statement of Principles.  The definitive agreements provide for the development of a mine and concentrator processing plant, a research and development program focusing on hydromet processing technologies, an industrial and employment benefits program for the Voisey’s Bay property, a timetable for the start and completion of the principal stages of the Voisey’s Bay property and other key parts and requirements covering the overall development of the Voisey’s Bay property.  The definitive agreements set forth certain obligations of VBNC and Inco to construct and operate (i) a demonstration plant in the Province as part of the overall research and development program to test hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey’s Bay deposits and (ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey’s Bay ores or intermediate products to produce finished nickel and other products based upon hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing.  Once the demonstration plant is completed and has received intermediate concentrate product(s) produced by the Voisey’s Bay property for testing, VBNC and Inco can ship quantities of intermediate product(s) produced by the Voisey’s Bay property containing nickel and/or cobalt to Inco’s facilities in Ontario and Manitoba for further processing into finished nickel and cobalt products.  Shipments of such Voisey’s Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the hydromet commercial processing facility is completed.  If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

Under the definitive agreements, VBNC and Inco will also be required, prior to the cessation of the Voisey’s Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalents to what was shipped to Inco’s Ontario and Manitoba operations.  The definitive agreements also set forth:  (1) VBNC’s and Inco’s commitment to an underground exploration program covering the Voisey’s Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey’s Bay property, (2) the terms under which processing of copper intermediate in the Province would be justified, and (3) the Province’s commitment to (i) a tax regime that will apply to the Voisey’s Bay property, (ii) electric power rates for the Voisey’s Bay property, and (iii) the issuance of the necessary permits and authorizations to enable the Voisey’s Bay property to proceed.  The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey’s Bay property.  In addition, the definitive agreements include specific sanctions if VBNC and Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province.  All of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the feasibility study and the finalization and execution of the tax agreement among the Provincial Government, Inco and VBNC, have been met.

The Voisey’s Bay property is located in an area which is subject to recognized aboriginal land claims.  Effective July 29, 2002, the Labrador Inuit Association (the “LIA”) and the Innu of Labrador, represented by the Innu Nation, ratified agreements with Inco and VBNC with respect to: (1) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the project, (2) programs related to training, employment and business opportunities to be created for the LIA and Innu Nation, and (3) the participation of each of the LIA and Innu Nation in environmental and certain other programs and procedures relating to the Voisey’s Bay property.

The LIA land claim has been concluded in 2004 and the and Innu Nation continue negotiations with the Government of Canada and the Provincial Government regarding comprehensive land claim agreements.

In June 1995, Archean and DFR amended the Labrador Option Agreement to clarify certain issues and grant Archean a mortgage on certain of the mineral claims and licenses covering the Voisey’s Bay property securing the payment of the Voisey’s Bay Royalty granted to it by DFR, under the terms of the Labrador Option Agreement.  On July 10, 2003, Archean transferred and assigned the Voisey’s Bay Royalty to LNRLP.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

Recent public statements and project updates by VBNC and Inco indicate that a network of raised-gravel road from the port at Edward’s Cove in Anaktalak Bay now provides access to the Voisey’s Bay property.  Access is also available from an all-weather 1,600 meter gravel-surfaced airstrip.  During the shipping season (June to December), the nearest community, Nain, is serviced by coastal freighter.

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates.  In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador.  Winds tend to be more moderate in summer.  The Voisey’s Bay area has experienced an average annual total precipitation of approximately 845 mm, comprised of 398 mm of rain and 447 mm of snow.  Typical of northern regions of Canada, the coldest months in the Voisey’s Bay area are January and February, when daily temperatures average -17°C.  July and August are the warmest months, with average temperatures of +10°C.  Seasonal extremes range between -39°C and +32°C.

The Main Block is generally sparsely treed with barren highlands to the east and west.  A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden.  The mountainous region to the west is drained by three brooks, which empty through rocky, steep-sided valleys into Voisey’s Bay.  Elevations on the Main Block extend from sea level to 175 meters at Discovery Hill and to 225 meters at the Eastern Deeps.  Maximum elevations in the area of the Voisey’s Bay property are found at Anaktalak Bay, with hills up to 500 meters.

History and Development Plan

What is now the Voisey’s Bay property was discovered in September 1993 by Archean, working on behalf of DFR during the course of a regional exploration program.  A gossan was discovered at what became known as Discovery Hill that sampled up to 6% Cu and up to 3% Ni.  Claims were staked in early 1994 and Archean then performed an initial ground horizontal-loop electromagnetic and magnetometer survey over the Discovery Hill and Ovoid deposits.  Drilling began in October 1994.  Hole VB94-02 intersected 71 meters grading 2.23% Ni, 1.47% Cu and 0.12% Co.  In January 1995, DFR reported the first intersection for the Ovoid deposit: DDH VB95-07 intersected 104.3 meters of massive sulphide.  In June 1995, Inco acquired a 25% interest in VBNC and an approximate 7% interest in DFR.  Baseline studies were then commenced.  In August 1996, Inco acquired the balance of VBNC.  VBNC is now a wholly-owned subsidiary of Inco.

By November 1996, VBNC and Inco had selected the smelter and refining complex site for processing concentrates from the Voisey’s  Bay property.  By August 1999, the mine and mill/concentrator area had been released from further environmental assessment.  Negotiations with various governmental and aboriginal groups were pursued by VBNC and Inco.  In January 1998 negotiations towards a commercial agreement were suspended but in June 2001 the Provincial Government, Inco and VBNC resumed negotiations towards a commercial agreement.  The Statement of Principles was agreed upon on June 11, 2002.  On October 7, 2002, definitive agreements were signed.  On July 29, 2002 separate agreements between the LIA and Innu Nation with VBNC and Inco were ratified and made effective.  Construction began in mid-2003 for the mine and concentrator.  In August 2004, Inco publicly announced that the schedule for the development of the project will likely be advanced by six months, meaning that commissioning of the facilities in Labrador and Argentia could begin as early as August 2005.  Full commercial production is expected to be achieved during the Spring of 2006.

A summary of the drilling program on the Voisey’s Bay property is taken from the Inco Report and is summarized in the table below.

Voisey’s Bay Summary of Drilling
Period	Purpose	Holes	Meters	Core Size	Assayed Samples
Ovoid / Mini-Ovoid Drilling
1994-1998	Exploration	108	19,524	NQ	5,523
1995	Metallurgical Bulk Sample	29	4,436	HQ	257
1997	Metallurgical Bulk Sample	34	2,765	PQ	0
1997-1998	Pit Delineation Program	20	1,706	NQ	367
1997	Pit Wall Design	4	704	NQ	0
1997	Soil Testing	8	491	NQ, BQ	0
2002	Metallurgical Bulk Sample	63	6,605	PQ	0
2002	Pit Delineation Program	17	1,690	NQ	991
Total		266	37,957		6,147
Southeast Extension Drilling
1995-1998	Exploration	37	8,236	NQ	3,454
1997	Soil Testing	2	319	NQ, BQ	4
1997	Pit Delineation	3	259	NQ	105
1997	Exploration	5	639	NQ	162
2002	Exploration & Metallurgy	7	1,250	NQ	566

Total	55	10,703	4,291

Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic Churchill Province gneisses to the west.  The crustal suture was formed more than 1,800 million years ago.

The next major geological event occurred between 1,350 and 1,290 million years ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions.  These intrusions, collectively referred to as the Nain Plutonic Suite, include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the Nain Plutonic Suite have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the Nain Plutonic Suite.  Otherwise, there has been no major deformation since the emplacement of the Nain Plutonic Suite.  Mafic dikes occupy parts of these east-west structures.

The Voisey’s Bay intrusion occurs in three intrusions.  The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit.  The second is the troctolite dike, commonly referred to as the “feeder dike” or “conduit”.  It extends north of the Eastern Deeps deposit as a thin, flat-lying body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips.  The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion.  The “conduit” ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 meters.  The feeder dike joins the two chambers.

Mineralization

There are four principal types of sulphide mineralization at Voisey’s Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite.  The last three types are interfingered and cannot be correlated as distinct units.  They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits.  For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphides.  The contact between the massive and disseminated sulphides is sharp with very little inter-fingering.

Current work has divided the Voisey’s Bay property into six deposits: Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook, and Southeast Extension.  Deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid.  The Eastern Deeps deposit occurs at the junction of a feeder dike with the Eastern Deeps chamber.  The Ovoid and Mini-Ovoid deposits and a portion of the southeast extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey’s Bay property.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800 meters along a west-northwest axis and a maximum width of 350 meters, narrowing to less than 50 meters at its northwestern end.  Toward the western extension of the Ovoid deposit, the deposit becomes more elongate or trough-like in transition to the more dike-like form of the Discovery Hill deposit.  This area is known as the Mini-Ovoid deposit.  In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccias extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps deposit.  The Southeastern Extension mineralization averages between 50 and 100 meters thick and subcrops at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450 meters.

Nickel distribution in massive sulphide is consistent throughout the Ovoid and Mini-Ovoid deposits.   Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 9% chalcopyrite/cubanite and contains 5% magnetite.

Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel.  The significant concentration of cobalt in pentlandite suggests that nearly all cobalt occurs in this mineral.

Copper grades are considerably more variable than those of nickel.  Copper grades in massive sulphide are highest along the southwest side and central portion and lowest along the west, north and east sides of the Ovoid deposit.

Sampling and Analysis: Security of Samples

Inco has reported that all diamond drill holes were securely boxed at the drill site and transported to the exploration camp via helicopter by Archean and/or VBNC personnel.  Geologists would then log the holes recording lithology, descriptive text, structure, sulphide percentages and mineralogy.  The data was input into a BORISTM electronic database that interacts with the sample assay database.  A comprehensive training project insured that new personnel followed consistent logging and sampling practices.

All samples were appropriately flagged in the core boxes and a standardized sample labelling protocol was employed with the core split and preserved for future work.  Systematic collection of geotechnical data began in July 1995.  Data recorded included core recovery, rock quality designation, fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity.  Efforts were made to take duplicate samples for analysis.  In 2002, an audit of the database was conducted and no sampling errors were found.  In addition, photographs were taken of all core.  According to the Inco Report, “The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in their report.”  The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Chemical analysis of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex Labs Ltd. (“Chemex”) in Vancouver.

In 1995, Teck Corporation conducted a program of check analyses as part of its work.  A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories.  The program conducted by Teck Corporation corroborated Chemex’s nickel and copper assays but found a bias in cobalt values.  Inco carried out a similar program in 1996 and found a similar bias.  The cause of the bias in cobalt analyses was identified and previous results corrected.

Mineral Resources and Reserves

A mineral resource model was completed in January 1998 and upgraded to include the Southeast Extension deposit in April 1999.  This mineral resource model formed the basis for the mineral reserve estimate and mine plan used in the Inco March 2003 feasibility study and reported in the Inco Report.  The mineral resource estimate has been classified in accordance with the CIM Standards of Mineral Resources and Reserves Definitions and Guidelines as set out in NI 43-101.

The following historical table was taken from the Inco Report:

Voisey’s Bay Mineral Resource Estimate
Zone	Tonnes	Ni	Cu	Co	Category
Ovoid/Mini-Ovoid Massive	21,280,000	3.72%	2.17%	0.184%	Measured
Ovoid/Mini-Ovoid Disseminated	8,030,000	1.00%	0.67%	0.055%	Measured
Total Ovoid/Mini-Ovoid(1)	29,310,000	2.97%	1.76%	0.149%	Measured
Southeast Extension(2)	2,600,000	0.81%	0.47%	0.038%	Indicated
Total Measured and Indicated	31,910,000	2.79%	1.65%	0.140%

(1) All the blocks in the model are reported as a mineral resource i.e. no cut-off applied.

(2) Assuming selective mining of 10 x 10 x 5 meter blocks based on a 0.5% Ni cut-off grade.

Inco’s calculation of a mineral reserve represents a recovery of 95% of the mineral resource estimate.  The open pit deposits used a 10 x 10 x 5 meter high block size.

According to the Inco Report, the assumptions in the table below were only for open pit design used to derive the ultimate pit design as of August 31, 2003.

Inco’s Voisey’s Bay Economic Parameters for Ultimate Pit Definition
Nickel Price	US$3.00/lb
Copper Price	US$0.90/lb
Cobalt Price	US$7.00/lb
Exchange Rate	US$0.66 = CAD$1.00
Mining Cost	$3.34/tonne material
Milling Cost	$13.01/tonne ore
Pit Slope	Hard rock slope angles varied from 43-53°; overburden slopes set at 17°
General and Administrative Costs (including on-site and off-site charges and are generally fixed costs)	$13.33/tonne ore
Mill Recoveries and Concentrate Grades

100% massive sulphide recovery in open pit and a 72.4% recovery of the disseminated sulphide resource.  The Total Resource recovered and planned to be sent to the mill is estimated to be 29 million tonnes grading 2.99% Ni, 1.76% Cu and 0.15% Co.

Smelting-Refining-Freight	Includes allowances for penalties for deleterious elements (nickel in the copper concentrate).
Other	Includes an allowance for the net smelter royalty payment to LNRLP and an Inco technical/management fee.

Inco’s most recent public data in its 2003 annual report to shareholders states that the Voisey’s Bay project involves, as of year end 2003, an estimated Indicated Resource of 54 million tonnes grading 1.53% Ni, 0.70% Cu and 0.09% Co and an estimated Inferred Resource of 16 million tonnes grading 1.60% Ni, 0.80% Cu and 0.10% Co which are to be mined by both open pit and underground methods, in addition to its reported open pit Proven Reserves and Probable Reserves of 30 million tonnes grading 2.85% Ni, 1.68% Cu and 0.14% Co for the Ovoid, Mini-Ovoid and Southeast Extension deposits.

Operations

Mining Operations

According to the Inco Report, the following planned production schedule was used for purposes of mining the Reserves as of August 31, 2003:

Voisey’s Bay Proposed Mining Schedule
		Mineral Reserves				Waste
			Mill Head Grade
Mining Year	Block NSR Cut-off per tonne	Ore tonnes ’000s	Ni-%	Cu-%	Co-%	Rock tonnes ’000s	Overburden tonnes ’000s	Annual Total tonnes ’000s
2003-2005							6,200	6,200
2006	$20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	$15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	$15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	$15.00	2,131	3.33	1.89	0.165	1,441	1,028	4,600
2010	$25.00	2,190	3.25	1.78	0.161	1,579	831	4,600
2011	$25.00	2,190	3.25	1.90	0.160	1,619	2,391	6,200
2012	$35.00	2,190	3.36	1.98	0.154	1,750	2,260	6,200
2013	$32.00	2,400	3.08	1.67	0.156	2,295	1,505	6,200
2014	$13.01	2,625	2.23	1.27	0.119	3,029	546	6,200
2015	$13.01	2,625	2.23	1.29	0.115	2,257	118	5,000
2016	$13.01	2,625	2.23	1.27	0.115	1,375	0	4,000
2017	$13.01	2,554	2.30	1.36	0.119	1,446	0	4,000
2018	$13.01	2,595	2.25	1.35	0.118	1,760	0	4,355
2019	$13.01	722	2.34	1.30	0.123	267	0	989
Total / Average:		30,419	2.85	1.68	0.142	19,513	20,812	70,744

The Ovoid deposit is planned to be mined utilizing conventional open pit methods.  According to the Inco Report, VBNC intends to drill on five meter benches, with final walls being double (or quadruple) benched.  Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill.  Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit.

As of December 9, 2004, VBNC’s website (www.vbnc.com) stated: “We currently estimate that a total investment of approximately CAD$3 billion will be made in mining and processing in the Province over the 30-year life of the Voisey’s Bay project”.  This is in contrast with the Inco Report which indicates a mine life of approximately 14 years for Phase I.

Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate.  It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the property port and beyond.  The concentrator plant is planned to commence operations at a feed rate of 6,000 tonnes per day and is planned to be upgraded to 7,200 tonnes per day in the second half of the Ovoid deposit mine life as the ore grade decreases.

The Inco Report estimates total capital costs to be $2.33 billion over the life of the Voisey’s Bay project, of which approximately $900 million will be spent on Phase I.  The only phase of the Voisey’s Bay project that is addressed in great detail in the Inco Report as of August 31, 2003 is Phase I.

Inco estimates, in the Inco Report, that the operating costs per pound of nickel for Phase I of the Voisey’s Bay project to be incurred by VBNC are US$0.93/lb Ni net of by-product credits and US$1.65/lb Ni excluding by-product credits.  On a cost per tonne of ore basis, the distribution of these on-site costs are presented below.

Voisey’s Bay Estimated Operating Costs
Operating Costs	$/Tonne Ore
Mining	8.68
Concentrator	12.60
VBNC General and Administrative	17.33
Owner’s Costs	2.14
Freight to Supply Site	4.57
Total Operating Costs	45.32

Inco projected, in the Inco Report, that if the hydromet technology is commercially feasible, the processing costs to be incurred by VBNC over the period of operation of that facility are estimated to be $33.06 per tonne of ore processed.

During Phase I of the Voisey’s Bay project, the property is expected to produce two nickel concentrates which will also contain cobalt and which are to be processed at Inco’s Sudbury and Thompson operations until the hydromet commercial plant is operational in 2012 and thereafter (Phase II) the property will produce finished nickel and cobalt products, subject to hydromet processing technologies meeting certain technological and/or economic feasibility requirements.  Copper concentrate is expected to be produced and sold to companies with copper smelting and refining facilities over the life of the Voisey’s Bay project.

According to the Inco Report, over Phase I, the Voisey’s Bay mine project is expected to produce an average of 110 million pounds of nickel per year plus 85 million pounds of copper and 5 million pounds of cobalt per year.

The Voisey’s Bay Royalty is expected to begin paying during the first quarter of 2006.  During the first 13 years of operations of the Voisey’s Bay property, the Company projects that its share of the proceeds payable to LNRLP will range from $14.02 to $21.40 million per year, with an average of $16.40 million per year on a pre-tax basis, after withholding of the Labrador mineral royalty tax, and assuming a US$/CAD$ exchange rate of 0.75. The Voisey’s Bay Royalty is most sensitive to nickel prices.

The cash flow model in the table below as set out in the Qualifying Report assumes different prices from those set out in the Inco Report.

Voisey’s Bay Property Cash Flow (calculated with respect to the Company’s indirect 2.7% interest) taken from the Qualifying Report

		Units	Total or Avg.	Pre-production… 2004 2005		VBNC Project Start. 2006 2007		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Metal Prices
Nickel		USS/lb	4.40	-	-	5.00	5.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Copper		USS/lb	1.00	-	-	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Cobalt		USS/lb	15.00	-	-	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00	15.00
Ore Treated
Tons Processed		kt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Ore Grade
	Nickel	%	2.86%	0.00%	0.00%	3.35%	3.67%	3.56%	3.33%	3.25%	3.25%	3.36%	3.08%	2.23%	2.23%	2.23%	2.30%	2.25%
	Copper	%	1.68%	0.00%	0.00%	2.18%	2.33%	2.22%	1.89%	1.78%	1.90%	1.98%	1.67%	1.27%	1.29%	1.27%	1.36%	1.36%
	Cobalt	%	0.14%	0.00%	0.00%	0.16%	0.17%	0.17%	0.17%	0.17%	0.16%	0.15%	0.16%	0.12%	0.12%	0.12%	0.12%	0.12%
Contained Metal
	Nickel	klb	1,875,397	0	0	119,053	157,287	158,223	156,443	156,912	156,912	162,223	162,964	129,052	129,052	129,052	129,503	128,721
	Copper	klb	1,102,445	0	0	77,473	99,858	98,667	88,792	85,940	91,733	95,596	88,360	73,496	74,653	73,496	76,575	77,805
	Cobalt	klb	93,784	0	0	5,686	7,286	7,556	7,987	8,208	7,725	7,435	8,254	6,887	6,655	6,655	6,700	6,751
Process
Nickel Concentrate		k dmt	3,864	0	0	241	316	319	321	322	320	329	334	261	280	281	280	261
Copper Concentrate		k dmt	1,313	0	0	92	118	117	106	102	109	114	105	88	89	88	91	93
	Tails	k dmt	24,520	0	0	1,279	1,510	1,581	1,705	1,766	1,761	1,747	1,961	2,276	2,256	2,256	2,183	2,240
	Total	k dmt	29,697	0	0	1,612	1,944	2,016	2,131	2,190	2,190	2,190	2,400	2,625	2,625	2,625	2,554	2,595
Gross Revenue
Nickel Concentrate		US$000	7,993,115	0	0	595,214	790,371	656,832	651,749	652,600	652,307	668,589	677,978	531,061	528,178	528,141	531,421	528,674
Copper Concentrate		US$000	897,795	0	0	63,386	81,677	80,824	72,553	69,950	74,998	78,251	72,072	59,542	60,211	59,361	61,882	63,089
	Total	US$000	8,890,910	0	0	658,600	872,048	737,656	724,302	722,551	727,305	746,840	750,051	590,602	588,388	587,502	593,303	591,763
Smelting, Refining, Freight & Marketing Costs
	Total	US$000	1,487,617	0	0	98,132	129,110	129,457	126,591	126,165	127,294	125,935	124,863	98,259	100,668	100,632	101,364	99,146
Net Smelter Return		US$000	7,403,293	0	0	560,468	742,938	608,199	597,711	596,385	600,010	620,904	625,187	492,343	487,721	486,870	491,939	492,617
NSR Royalty Cash Flow
Royalty @ 2.7%		US$000	199,889	0	0	15,133	20,059	16,421	16,138	16,102	16,200	16,764	16,880	13,293	13,168	13,145	13,282	13,301
Costs
	Acquisition	US$000	135,000	135,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Labrador Tax @ 20%		US$000	39,978	0	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660
	Costs	US$000	174,978	135,000	0	3,027	4,012	3,284	3,228	3,220	3,240	3,353	3,376	2,659	2,634	2,629	2,656	2,660

Royalty Cash Flow*		US$000	159,911	(135,000)	0	12,106	16,047	13,137	12,911	12,882	12,960	13,412	13,504	10,635	10,535	10,516	10,626	10,641
		CDN$000	213,215	(180,000)	0	16,141	21,397	17,516	17,214	17,176	17,280	17,882	18,005	14,179	14,046	14,022	14,168	14,187
	CDN$1.00=US$0.75
*For Years 2006 - 2018 only

Expected Royalty Revenue Sensitivity to Exchange Rate and Nickel Price

	2006 Ni Price (US$/Lb)				2007 Ni Price (US$/Lb)
Exchange Rate (US/CAD)	$4.00	$5.00	$6.00	$7.00	$4.00	$5.00	$6.00	$7.00
	Revenues (CAD$ millions)				Revenues (CAD$ millions)
0.75	$13.19	$16.14	$19.10	$22.05	$17.47	$21.40	$25.32	$29.24
0.80	$12.36	$15.13	$17.90	$20.67	$16.38	$20.06	$23.74	$27.42
0.85	$11.64	$14.24	$16.85	$19.45	$15.42	$18.88	$22.34	$25.80
0.90	$10.99	$13.45	$15.91	$18.37	$14.56	$17.83	$21.10	$24.37

Marketing and Sales

The Voisey’s Bay property is expected to produce different products during each phase.  During Phase I, two nickel concentrates, which will also contain cobalt, and a copper concentrate are expected to be produced.  During Phase II, copper and nickel concentrates will continue to be produced and nickel cathode will also be produced, either directly from Voisey’s Bay property concentrate using a hydromet process designed by Inco, or from other existing operations of Inco or other smelters, using a conventional nickel refinery.  In either case, both the nickel and cobalt metals produced during Phase II will be of suitable quality for use in a wide range of applications.

Exploration

VBNC and Inco continue to explore the Voisey’s Bay property and have planned investments to continue both regional surface exploration as well as underground exploration.  These efforts are focused on converting the Indicated and Inferred Resources into Reserves status as well as extending known zones and testing additional targets on the property.

WILLIAMS ROYALTY

The following information relating to the Williams gold mine (the “Williams Mine”) was taken from information publicly disclosed by Teck Cominco Limited (“Teck Cominco”) including Teck Cominco’s 2003 annual information form.  Teck Cominco has not reviewed this prospectus and takes no responsibility nor assumes any liability for the statements herein.  No express or implied representation or warranty has been made by Teck Cominco that the contents of this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The Company owns a 0.25% NSR royalty (the “Williams Royalty”) on the Williams Mine in the Township of Bomby, District of Thunderbay, Ontario, Canada, approximately 40 kilometers east of the town of Marathon.  The Williams Mine is currently owned and operated equally by Teck Cominco and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation, and is subject to a total 2.25% NSR royalty.  The Williams Mine has been operating since the fall of 1985.

The Company acquired the Williams Royalty on August 12, 2003 from an individual for cash consideration of $2,876,722 and the issuance of the Williams Mine Warrants.

The Williams Mine is comprised of 11 patented claims and six leased claims covering approximately 270 hectares.  These claims include: TB 32051, TB 32052, TB 32053, TB 32054, TB 32154, TB 32155, TB 32055, TB 32156, TB 32157, TB 32158, and TB 32159.

The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo mining district and operates throughout the year.  The Williams Mine operates under certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities, and all necessary permits and certificates that are material to the operation are in place.  The region has excellent infrastructure for mining, ample professional services and skilled workers.  Teck Cominco and Barrick Gold Corporation are accruing funds for future reclamation and also provide financial security as required by governmental authorities.

The Williams Mine has been in continuous production since December 1985 with the following results:

Williams Mine Historical Production
Year	Tonnes Milled (‘000)	Gold Grade G/T	Recovery Rate %	Gold Ounces (‘000)	Cash Costs(1) US$/Oz
1985	149	N/A	N/A	10	N/A
1986	1,356	5.3	91.7	233	233
1987	1,224	7.6	94.2	281	194
1988	1,542	8.1	94.2	379	194
1989	1,923	8.4	95.0	494	194
1990	2,281	8.5	95.0	594	164
1991	2,185	7.8	95.0	519	174
1992	2,300	7.0	95.4	497	188
1993	2,320	6.9	95.4	492	186
1994	2,303	6.3	95.4	445	191
1995	2,366	5.6	95.0	405	216
1996	2,343	5.7	95.3	411	218
1997	2,409	5.5	94.9	402	224
1998	2,468	5.2	94.7	390	212
1999	2,432	5.7	95.2	424	200
2000	2,497	5.4	95.0	414	192
2001	3,038	4.9	93.1	446	187
2002	3,029	4.4	94.6	405	219
2003(2)	N/A	N/A	N/A	N/A	N/A
2004(2)	N/A	N/A	N/A	N/A	N/A

() During this period of time, the definition of cash cost has been standardized.  Therefore, the earlier cash costs may not be directly comparable on a year-to-year basis.

(2) During 2003 and 2004, the operator commingled ore from the Williams Mine and the David Bell mine and did not provide data specific to the Williams Mine.

As of December 31, 2003, Teck Cominco reported in its annual report that the Williams Mine hosted underground Proven and Probable Reserves of 10,340,000 tonnes grading 5.13 g/t Au for 1,706,600 ounces of gold.  Additional open pit reserves total 19,130,000 tonnes grading 1.65 g/t Au for an additional 1,015,600 ounces of gold.  These reserves were calculated using a US$325 per ounce gold price.  Measured and Indicated Resources total 11,550,000 tonnes grading 3.93 g/t Au for 1,458,800 ounces of gold at December 31, 2003.

The Williams Mine is primarily an underground operation with some open-pit mining.  The underground mine is accessed by a 1,300 meter production shaft and mining is carried out by long hole stoping with delayed cemented rock backfill.

The Williams Mine and the David Bell mine share milling, processing and tailings facilities.  Crushed ore is conveyed from the mine head frame to a coarse ore bin.  The coarse ore is then conveyed to a two-stage semi-autogenous ball mill run in conjunction with a ball mill.   After grinding, the pulp is thickened prior to pre-aeration and leaching for gold extraction by carbon-in-pulp processes.  The carbon is then stripped of its gold content and the gold is recovered by electrowinning.  Approximately 20% of the gold is recovered by a gravity circuit.  The recovered gold is smelted into doré on site and shipped to an outside refinery for processing into bullion.

The Williams mill was initially commissioned at a processing rate of approximately 3,000 tonnes per day and capacity was expanded to 6,000 tonnes per day in late 1988.  The Williams mill presently operates at the rate of 9,000 to 10,000 tonnes per day.  According to Teck Cominco, the Williams Mine has a remaining mine life of over 10 years.

Tailings water is reclaimed for use in the mill and excess water is treated through a seasonally operated effluent treatment plant prior to discharge into the environment.

Power for the operation at the Williams Mine is taken from the Ontario Hydro grid.  Water requirements are sourced from Cedar Creek.  Personnel from the Williams Mine live in nearby areas, with the majority living in Marathon, Ontario.

In 2002, a new tertiary grinding circuit was commissioned successfully in the first quarter.  This increased the fineness of grind and allowed gold recovery rates to return to historical levels at the current milling rate.  The $8 million project was completed in 26 weeks, ahead of schedule and under budget.

Tailings are impounded behind a dam located 1.5 miles from the mine site.  Decanted water from the tailings pond is recycled to the plant site and treated to meet rigorous environmental standards.

During the past five years, the Williams Royalty has paid the following amounts:

Williams Mine Royalty Receipts
Year	Royalty Receipts $	Gold Price US$/Oz (2)
1999(1)	378,136	278.57
2000(1)	462,304	279.11
2001(1)	472,721	271.04
2002(1)	490,421	309.68
2003(1)	562,004	363.32
2004(3)	346,583	401.11

(1) Amounts paid to the previous owner.  The Company began to receive the Williams Royalty payments in the third quarter of 2003. Of the $562,004 paid in 2003, $238,799 was received by the Company.

(2) Simple average of the annual London Gold P.M. Fix.

(3) For the first nine months of 2004.

OTHER PROPOSED ROYALTY INTERESTS

BHP Billiton Royalty Portfolio

On November 15, 2004, the Company entered into a letter agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) to acquire a portfolio of 22  mineral royalties for a total purchase price of US$1,250,000 dollars, payable one-half in cash and the balance in Common Shares valued at the Offering Price.  The portfolio contains various types of royalties on five feasibility-stage and 17 exploration-stage properties being explored for copper, diamonds, gold, molybdenum, non-metallics, nickel, platinoids, silver or zinc.  BHP Billiton has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to BHP Billiton for the purchase of the 22  mineral royalties.  These properties are located predominantly in Australia and Canada but also are located in Brazil, Burkina Faso, Dominican Republic, Ghana, Mexico, Russia, Tunisia and the United States.  A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from BHP Billiton is provided below.

BHP Billiton Royalties
Property	Location	Royalty	Operator	Status	Commodity
12 Mile Creek	Queensland, Australia	2.5% NSR	Glengarry Resources	Exploration	Cu, Au
Abitibi Extension	Quebec, Canada	2.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Au, Diamonds
Almaden -1	Oaxaca, Mexico	2.0% NSR	Almaden Minerals	Exploration	Cu, Au
Almaden -2	Oaxaca, Mexico	1.0% GOR	Almaden Minerals	Exploration	Diamonds, Non-metallic
Belahouro	Burkina Faso	2.5% NSR	Goldbelt Resources	Feasibility	Au
Caber	Quebec, Canada	1.0% NSR	Metco Resources	Feasibility	Zn, Cu, Au, Ag
Eastern Canada Recon	Quebec, Ontario and New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Au, Diamonds
Expo	British Columbia, Canada	10.0% NPI	Lumina Copper	Exploration	Cu, Au
Island Mountain (Poorman Creek)	Nevada, United States	2.0% NSR	Gateway Gold	Exploration	Au
Kubi Village	Ghana	3.0% NPI	AngloGold Ashanti	Feasibility	Au
Los Cumani	Dominican Republic	2.0% NSR	Linear Gold	Exploration	Au
Mara Rosa	Goias, Brazil	1.0% NSR	Amarillo Gold	Feasibility	Au, Ag
Pana - 1	Russia	0.75% - 1.0% NSR	Barrick Gold	Exploration	PGM, Ni, Cu
Pana - 2	Russia	0.5% NSR	Barrick Gold	Exploration	PGM, Ni, Cu
Pana - 3	Russia	1.25% - 1.50% NSR	Barrick Gold	Exploration	PGM, Ni, Cu
Qimmiq	Nunavut, Canada	1.0%-3.0% NSR	Commander Resources	Exploration	Au
Railroad	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Au, Ag
Selwyn Greenfield	Queensland, Australia	Australian Dollar $1.10/tonne	Selwyn Mines	Exploration	Cu, Au
Tingley Brook	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Cu, Ag, Au
Tropico	Sinaloa, Mexico	2.25% NSR	Almaden Minerals	Exploration	PGM
Trozza	Tunisia	2.5% NSR	Albidon Ltd.	Exploration	Zn, Ag
Ulu	Nunavut, Canada	5.0% NSR	Wolfden Resources	Feasibility	Au

The letter agreement with BHP Billiton provides that in the event a current operator of any of the properties which is subject to a royalty to be acquired from BHP Billiton exercises its buy-down right in respect of all or any part of the royalty, then the purchase price to be paid by the Company to BHP Billiton will be adjusted in accordance with the terms of the letter agreement.  Five royalties (Eastern Canada Recon, Kubi Village, Los Cumani, Railroad and Tingley Brook) are subject to buy-down rights.

Certain of the royalties (12 Mile Creek, Almaden-1, Almaden-2, Kubi Village, Los Cumani, Pana-1, Pana-2 and Pana-3) are subject to pre-emptive rights for the benefit of the operators.  BHP Billiton has also retained the right to claw-back certain of the royalties (12 Mile Creek, Almaden-1, Almaden-2, Los Cumani and Trozza).  Pursuant to the terms of the letter agreement, the Company will be paid compensation equal to twice the purchase price allocated to the particular royalty if the claw-back occurs within five years after the closing date of the purchase of the royalties (or three times such price if the claw-back is exercised more than five years after the closing date of the purchase of the royalties).  The letter agreement contemplates that the closing of the purchase of the royalties to be acquired from BHP Billiton will occur concurrent with the closing of this Offering.

Hecla Mining Company Royalty Portfolio

On October 29, 2004, the Company entered into a letter agreement with Hecla Mining Company (“Hecla”) to acquire 14 mineral royalties.  The purchase price is US$550,000 payable in Common Shares valued at the Offering Price.  Hecla has agreed to provide the Company with a right of first offer with respect to the Common Shares issued to Hecla for the purchase of the 14 mineral royalties.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from Hecla is provided below.

Hecla Mining Company Royalty Portfolio
Property	Location	Royalty	Operator	Status	Commodity
Alto Dorado	Peru	2.5% NSR	Candente Resources	Exploration	Au, Ag
Ambrosia Lake	New Mexico, United States	2.0% GOR	Unknown	Exploration	U
Apex	Utah, United States	3.0% Capped NSR	Unknown	Exploration	Ga, Ge
Clear	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Dottie	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Gutsy	Nevada, United States	3.0% NSR	Minefinders Corp.	Exploration	Au
Liard /Schaft Creek	British Columbia, Canada	3.5% NPR	Teck Cominco	Exploration	Cu, Mo, Au
Longtom /Triple W	Oklahoma, United States	0.0625% Working Interest	Geodome Petroleum	Producer	Oil
Oro Blanco	Arizona, United States	3.0% NSR	Minefinders Corp.	Exploration	Au, Ag
Soledad Mountain	California, United States	Capped Sliding Scale NSR	Golden Queen Mining	Feasibility	Au, Ag

Trenton Canyon	Nevada, United States	3.0% NSR	Newmont Mining	Development	Au
Trenton Canyon	Nevada, United States	10.0% NPI	Newmont Mining	Development	Au
Wheeler 7U-1	Colorado, United States	0.00015672% Working Interest	Texaco Exploration	Producer	Oil
Yellowknife Lithium	Northwest Territories, Canada	2.0% NPR	Erex International	Exploration	Li

The letter agreement with Hecla provides that the closing of the purchase of the royalties must occur no later than June 20, 2005.  With the exception of the royalty on the Alto Dorado gold-silver exploration property, which is subject to a buy-back right, none of the royalties to be acquired from Hecla are subject to any pre-emptive right, buy-back right or claw-back right.

A significant royalty in the Hecla portfolio is on the Alto Dorado property located in the Department of La Libertad in northern Peru.  The operator, Candente Resources Corporation (“Candente”), has publicly reported that the current land position encompasses 2,400 hectares (6,000 acres) but the royalty also applies to an additional three kilometer area of mutual interest.  Candente publicly reported that on June 1, 2002, Candente entered into an agreement with Hecla to acquire a 100% interest in the Alto Dorado property for consideration including a 2.5% NSR royalty.  If Candente sells any interest in the Alto Dorado property to another party, 25% of any cash payment or shares of any company (less annual vigencia payments) received as consideration are to be paid to the holder of the royalty if the sale is within the first year, declining to 20% if the sale is in the second year, 15% if the sale is in the third year and 10% if the sale is in the fourth year.  The NSR royalty can be reduced from 2.5% to 1.0%, by paying the amount of US$1.5 million.  The cash equivalent value of any consideration paid by Candente will be applied to the NSR royalty buy-back right.

Candente has also publicly reported that the Alto Dorado property hosts both high sulphidation gold in volcanics and porphyry gold targets similar to those found at the Pierina and Yanacocha mines located in Peru and is located halfway between the Yanacocha and Pierina mines and 36 kilometers south-southeast of the Alto Chicama property.

The Alto Dorado property has no known Resources or Reserves.

Hunter Exploration Group Royalty Portfolio

On November 25, 2004, the Company entered into three letter agreements with the Hunter Exploration Group (the “Hunter Group”) to acquire one half of its interest in mineral royalties on approximately 20 million acres (8.297 million hectares) of prospective diamond exploration lands in Nunavut Territory in the eastern Arctic region of Canada.  The Company can acquire an interest in these 16 royalties by issuing $5 million in Common Shares valued at the Offering Price.  The royalties to be a acquired from the Hunter Group range from 1.0% to 1.25% GOR.  The letter agreements provide that the closing of the purchase of the royalties to be acquired from the Hunter Group will occur concurrent with the closing of this Offering.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from the Hunter Group is provided below.

Hunter Exploration Group Royalty Portfolio
Property	Location	Royalty	Operators	Commodity
Aviat One	Melville Peninsula Nunavut, Canada	1% GOR	Stornoway Diamond BHP Billiton Hunter Exploration	Diamonds
Barrow Lake and North Kellet River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Bear	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds
Boothia Peninsula	Boothia Peninsula Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Churchill	Churchill District, Nunavut, Canada	1% GOR	Shear Minerals Stornoway Diamond BHP Billiton	Diamonds
Churchill West	Churchill District, Nunavut, Canada	1% GOR	International Samuel Shear Minerals Stornoway Diamond BHP Billiton	Diamonds
Diva	Coronation Gulf, Nunavut, Canada	1.25% GOR	Stornoway Diamond	Diamonds
Fury, Sarcpa and Gem	Melville Regional Nunavut, Canada	1% GOR	Strongbow Exploration NDT Ventures Hunter Exploration	Diamonds
Hayes River	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds
Jewel	Coronation Gulf, Nunavut, Canada	1% GOR	Stornoway Diamond Strongbow Exploration	Diamonds
Jubilee	Coronation Gulf, Nunavut, Canada	0.5% GOR	Stornoway Diamond International Samule Nordic Diamonds	Diamonds
Melville	Melville Regional, Nunavut, Canada	1% GOR	Strongbow Exploration Stornoway Diamond Hunter Exploration	Diamonds
Naniruaq and Qulliq	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration International Samuel Hunter Exploration	Diamonds
Peregrine	Coronation Gulf, Nunavut, Canada	1% GOR	Diamondex Resources Stornoway Diamond	Diamonds
Princess, Marquis & Crown	Coronation Gulf, Nunavut Canada	1% GOR	Stornoway Diamond	Diamonds
Repulse Bay Area	Boothia Peninsula, Nunavut, Canada	1% GOR	Indicator Exploration Hunter Exploration	Diamonds

None of the royalties to be acquired from the Hunter Group are subject to pre-emptive or claw-back rights.  The following properties are subject to buy-back rights for the benefit of the operator of the property: Bear, Diva, Fury, Sarcpa and Gem, Jewel, Melville Regional, Peregrine, Princess, Marquis & Crown.

According to a news release dated December 12, 2004 of Stornoway Diamond Corporation, exploration has successfully defined six kimberlite pipes on the Aviat properties, all of which are diamondiferous.  An additional 22 kimberlite pipes have been discovered on the Churchill property plus two more kimberlite pipes on the Churchill

West property.  Collectively, more than 150 targets have been identified, many of which will be tested in extensive drilling campaigns planned by the operators during the spring of 2005.

Livermore Royalty Portfolio

On October 8, 2004, the Company signed a letter agreement with John Livermore to acquire his royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits, both located in Nevada, United States.  The letter agreement provides that consideration of US$520,000 is to be paid in cash on or before January 7, 2005.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from John Livermore is provided below.

Livermore Royalty Portfolio
Property	Location	Royalty	Operator	Status	Commodity
Hasbrouck Mountain	Nevada, United States	1.5% NSR	Vista Gold Corporation	Feasibility	Au, Ag
Pinson	Nevada, United States	3.0% NSR	Atna Resources	Exploration	Au

Neither of the royalties to be acquired from John Livermore is subject to any buy-down right, claw-back right or pre-emptive right.

According to publicly disclosed information, Atna Resources Ltd. (“Atna”), the operator of the Pinson property, which is located in the Getchell trend of Nevada, is acquiring an initial 70% in the property by spending US$12 million over four years with a commitment to spend US$1.5 million in the first year.  Upon Atna’s vesting with a 70% interest and delivering a preliminary feasibility study, Barrick Gold Corporation, through its wholly-owned subsidiary, Pinson Mining Company, may elect to: (1) back in to a 70% interest by spending an additional US$30 million on the property over a three year period, or (2) form a 70:30 joint venture, with Atna holding a 70% interest as operator and each party contributing its share of further expenditures, or (3) sell its remaining 30% interest to Atna for US$15 million.  Atna intends to explore the potential for the underground development of several known zones of high-grade mineralization that dip below the historic Pinson open pit mines and are believed to potentially host in excess of one million ounces of gold.  The drilling of a total of 27 holes, including 20,000 meters of reverse circulation pre-collars and 10,000 feet of core tails, was started in 2004.  A news release dated November 22, 2004 issued by Atna disclosed results from seven holes, the best intersection of which was 23.4 meters grading 13.95 grams/ton gold.

B.C. Coal Royalty Portfolio

On December 7, 2004 the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty of the FOB (free on board) price of product tonnes produced from the Wolverine and Brazion properties located in north eastern British Columbia. The properties are located in the Liard Mining Division, 10 kilometers northwest of Tumbler Ridge and total five royalty interests.  The purchase price is $1,250,000 payable as to $312,500 in cash and the balance in Common Shares valued at the Offering Price.  The letter agreement contemplates the closing of the purchase of the royalties to be acquired from David Fawcett will be concurrent with the closing of this Offering but in no event shall be later than March 15, 2005.

A brief description (including the name of the property subject to each royalty) of the royalties to be acquired by the Company from David Fawcett is provided below.

Fawcett Royalty Portfolio
Project	Property	Tenure No.	Hectares	Acres

Wolverine	Mount Speiker	381711 to 381717, 37597, 379598 and 379600	Approx 3,000	Approx 7,413
Wolverine	Perry Creek	379594 to 379596, 379601,383177 to 383179 and three other licenses under application.	Approx 3,000	Approx 7,413
Wolverine	Hermann	383180 to 383183	Approx 1,200	Approx 2,965
Brazion	Brazion	366054, 366091 to 366093	Approx 1,000	Approx 2,471
Brazion	West Brazion	379579 to 379582 and 379585	Approx 2,500	Approx 6,177

None of the royalties to be acquired from David Fawcett are subject to any buy-down right, claw-back right or pre-emptive right.

According to a technical report dated September 13, 2004 (the “Weir Report”) filed in accordance with NI 43-101 on behalf of Western Canadian Coal Corp. and prepared by Weir International Mining Consultants as disclosed in a material change report filed by Western Canadian Coal Corp. at www.sedar.com on October 8, 2004, the following Resource estimates were reported for the Wolverine properties:

In Place Resources Tonnes (Millions)

Zone	Proven	Probable	Total
Perry Creek	18.53	14.20	32.73
EB Trend(1)	-	16.57	16.60

Total	18.53	30.77	49.30

(1) The EB Trend is located on the Mount Speiker property.

Recoverable Tonnes (Millions)

Zone	Thermal Coal - ROM	Thermal Coal – ROM	Metallurgical Coal - Clean	Metallurgical Coal -Clean
Perry Creek	0.27	0.18	17.16	10.93
EB Trend	0.13	0.09	8.07	4.69

Total	0.40	0.27	25.23	15.62

Western Canadian Coal Corp. has not reviewed this prospectus and takes no responsibility nor assumes any liability for the statements herein.  No express or implied representation or warranty has been made by Western Canadian Coal Corp. that the contents of this prospectus are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The operator of the Wolverine properties, Western Canadian Coal Corp., has publicly announced plans to build and operate a mine at Perry Creek in early summer 2006.  Western Canadian Coal Corp. has publicly stated that it expects permits for the anticipated operation by the first half of 2005 and that it expects to sell 1.6 million tonnes of clean metallurgical coal per year starting in 2006.  The Wolverine properties have been the subject of a feasibility study completed by Norwest Corporation and Cochrane Engineering.  Western Canadian Coal Corp. announced in a press release issued on December 15, 2004 a six year purchase agreement for PCI coal (“pulverized coal injection”)

from its current operation at Burnt River (which is located on the Brazion property, but is not subject to the Company’s proposed mineral royalty) as well as metallurgical coal from its planned operations at Perry Creek.

The following table sets forth the production schedule for Perry Creek and EB Trend properties as reported in the Weir Report (in thousands of tonnes):

Total Production	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Thermal Coal	0	40	44	29	19	23	27	23	28	35	19	7
Metallurgical Coal	0	1,154	1,565	1,595	1,664	1,698	1,697	1,655	1,574	1,345	1,545	1,187
Total Clean Coal	0	1,194	1,609	1,624	1,683	1,721	1,724	1,678	1,602	1,380	1,564	1,194

Information on Royalty Portfolios’ Mineral Properties

Based upon public disclosure by the various operators of mineral properties referred to in this section “Other Proposed Royalty Interests”: (i) it has been estimated that at least $43 million in exploration and feasibility work will have been conducted on such properties during 2004; (ii) there are approximately 5.9 million ounces of Reserves, 7.3 million ounces of Measured Resources and Indicated Resources and 3.9 million ounces of Inferred Resources on gold exploration properties; and (iii) the total combined area of all mineral properties is greater than 23 million acres.

USE OF PROCEEDS

The net proceeds from the Maximum Offering to the Company, after deducting the Agents’ Commission and the estimated expenses of this Offering are expected to be $● and the net proceeds from the Minimum Offering to the Company, after deducting the Agents’ Commission and estimated expenses of this Offering are expected to be $●, assuming no exercise of the Over-Allotment Option.  The Company intends to use all the net proceeds from this Offering and the net proceeds from the Subscription Receipts to acquire royalty interests, to repay any amount drawn on the LOC, to place 18 months of interest payable on the Debentures in escrow and for general working capital purposes as follows:

	Minimum Offering	Maximum Offering
To fund the purchase of the shares of Archean	$152,500,000	$152,500,000
To fund the purchase of the Royalty Portfolios	$1,705,000	$1,705,000
To repay the LOC	$●	$●
Debenture interest to be placed in escrow	$●	$●
To fund general working capital	$●	$●
Total	$●	$●

While the Company intends to spend the net proceeds as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or desirable.

On August 12, 2003 the Company closed a private placement of 4,400,000 Initial Financing Special Warrants for net proceeds, after commission and expenses, of $3,460,046.  The net proceeds of such private placement have been used as follows:

Amount
Acquisition of the Williams Royalty	$2,876,722

Legal and due diligence costs for the acquisition of the Williams Royalty	$84,179
Salaries and benefits	$296,950
Professional fees	$62,971
Other administrative costs	$139,224
Total	$3,460,046

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following sets forth selected consolidated financial information of the Company which has been derived from the consolidated financial statements of the Company and should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto, the unaudited pro forma consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and “Management’s Discussion and Analysis”.

Financial Information

The following sets forth selected consolidated financial information of the Company from the audited consolidated financial statements of the Company for the period from the date of incorporation (May 7, 2003) to December 31, 2003, as well as the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2004.

	Period from May 7, 2003(1) to December 31, 2003 US$	Nine months ended September 30, 2004 US$
Statement of Operations
Royalty revenues	177,885	261,109
Operating loss	(218,913)	(418,617)
Net loss	(213,266)	(415,399)
Basic and Diluted loss per share	(0.03)	(0.05)

(1) Date of incorporation.

	December 31, 2003 US$	September 30, 2004 US$
Balance Sheet
Current assets	324,347	246,114
Royalty interest in mineral property	2,024,720	1,817,003
Total assets	2,359,224	2,096,972
Total liabilities	46,488	107,859
Deficit	(213,266)	(628,665)
Stockholders’ equity	2,312,736	1,989,113

Dividend Policy

The Company has not paid any dividends since incorporation.  The Company does not anticipate that it will do so in the foreseeable future.  The declaration of dividends on the Common Shares is within the discretion of the

Company’s board of directors and will depend upon an assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial position and results of operations of the Company has been prepared as at December 31, 2004 and should be read in conjunction with the consolidated financial statements of the Company and related notes thereto that appear elsewhere in this prospectus.  Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors.  See “Forward Looking Statements”.

	Period from May 7, 2003 to December 31, 2003 US$	Nine Months ended September 30, 2004 US$	Period from May 7, 2003 to September 30, 2003 US$
Statement of Operations
Royalty revenues	177,885	261,109	65,179
Depreciation and amortization	144,236	210,529	53,696
Gross profit from royalties	33,649	50,580	11,483
General and administrative	252,562	469,197	127,331
Foreign currency gain (loss)	5,647	3,218	(787)
Net loss	(213,266)	(415,399)	(116,635)

Financial Performance

Overall

Although the Company was incorporated on May 7, 2003, the Company did not start incurring expenses until July 1, 2003 and did not start earning royalty revenue until August 1, 2003.

Net loss for the nine months ended September 30, 2004 was US$415,399 or US$0.05 per share compared to a loss of US$213,266 or US$0.03 per share for the period from May 7, 2003 to December 31, 2003.  The relative increase in general and administrative expenses for the nine months ended September 30, 2004 was largely the result of US$91,776 in services paid by the issue of special warrants to an employee and a contractor of the Company (the “Consultants’ Special Warrants”).  Other general and administrative costs increased by US$124,859 during the nine months ended September 30, 2004, primarily resulting from the additional three months of operations during this period.  These increased costs during the nine months ended September 30, 2004 were offset by additional gross profit from royalties of US$16,931, primarily as a result of the longer operating period in 2004.

Net loss for the nine months ended September 30, 2004 was US$415,399 or US$0.05 per share compared to a loss of US$116,635 or US$0.02 per share for the period from May 7, 2003 to September 30, 2003.  The Company’s general and administrative expenses for the nine months ended September 30, 2004 are higher than the expenses for the period from May 7, 2003 to September 30, 2003, largely due to US$91,776 in services paid by the issue of the Consultants’ Special Warrants.  In addition, the Company’s other general and administrative costs increased by US$250,090 as a result of the additional six months of administrative costs in 2004.  As a result of an additional seven months of royalty revenue in 2004, gross profit from royalties increased by US$39,097, from US$11,483 during the 2003 period to US$50,580 during the 2004 period.

Nine months ended September 30, 2004 compared to the period from May 7, 2003 to December 31, 2003

During the period ended December 31, 2003, royalty revenues from the Williams Royalty interest represented five months of production compared to the nine month period ended September 30, 2004.  The monthly average in 2004 of US$29,012 is lower than the 2003 monthly average of US$35,577 due primarily to the mining of lower grade ores at the Williams Mine during the 2004 period than in the 2003 period.  This decrease was offset somewhat by a higher average price of gold (US$400 for the nine months ended September 30, 2004 compared to US$382 for the five months ended December 31, 2003).

Amortization is computed based upon the units of production method over the life of the mineral reserves underlying the property. Monthly depreciation and amortization was US$23,392 during the nine months ended September 30, 2004 compared to US$28,847 during the five months of production ended December 31, 2003.  This lower monthly average in the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine.

General and administrative expenses represent the costs of maintaining the Company’s primary office in Denver, Colorado, and a smaller office in Nelson, British Columbia.  These costs consist of salaries, professional fees, travel costs, rent and other administrative costs.  The Company did not incur any costs prior to July 1, 2003.  The Company’s average monthly administrative costs rose from US$42,093 during the six months ended December 31, 2003 to US$52,133 during the nine months ended September 30, 2004.  The increase in the monthly average is almost entirely due to a charge of US$91,776 relating to the issue of the Consultants’ Special Warrants during 2004.

Nine months ended September 30, 2004 compared to the period from May 7, 2003 to September 30, 2003

Royalty revenues of US$65,179 during the period from May 7, 2003 to September 30, 2003 represents two months of production, for an average of US$32,590, compared to a monthly average for the nine months ended September 30, 2004 of US$29,012.  This decrease was primarily due to the mining of lower grade ores at the Williams Mine during the 2004 period than during the 2003 period.  This decrease was offset by a higher average price of gold (US$400 for the nine months ended September 30, 2004 compared to US$369 for the two months of production ended September 30, 2003).

Monthly depreciation and amortization was US$23,392 during the nine months ended September 30, 2004 compared to US$26,848 during the two months of production ended September 30, 2003.  The decrease during the 2004 period is a result of the decrease in the grade of ore mined at the Williams Mine.

The Company’s average monthly general and administrative costs rose from US$42,444 during the three months ended September 30, 2003 to US$52,133 during the nine months ended September 30, 2004.  The increase in the monthly average is primarily due to a charge of US$91,776 relating to the issue of the Consultants’ Special Warrants in March 2004.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was US$113,094 during the nine months ended September 31, 2004 compared to US$69,030 during the period from May 7, 2003 to December 31, 2003, primarily due to the difference in the length of the respective operating periods.

Cash used in operating activities, before changes to non-cash working capital items was US$113,094 during the nine months ended September 31, 2004 compared to US$62,939 during the period from May 7, 2003 to September 30, 2003.  In the period ended September 30, 2003, the Company had two months of royalty revenue offset by three months of general and administrative expenses, which negatively affected cash flow from operations in 2003.

Investing Activities

On August 12, 2003, the Company acquired the Williams Royalty from an individual for cash consideration of $2,876,722 and the issuance of the Williams Mine Warrants.  The Williams Mine Warrants are exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the “Exercise Price”) which is equal to the lesser of $3.00 and the Offering Price.  The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

Financing Activities

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants for net proceeds of US$2,497,643.  Of these net proceeds, US$2,139,495 (CAD$2,876,722) were used for the acquisition of the Williams Royalty and the balance was used for general operating expenses.  Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 (subject to adjustment if the Offering Price is less than $3.00) of a Financing Warrant for no additional consideration.  Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the Trigger Date.  Each Financing Warrant, when issued, will be exercisable for one Common Share for a period of two years after the Trigger Date.

During the nine months ended September 30, 2004, the Company deferred US$26,510 of due diligence charges incurred in connection with its proposed acquisition of all of the outstanding shares of Archean.

Cash Resources and Liquidity

The Company’s near-term cash requirements are limited to general and administrative expenses and the costs of this Offering (the first 18 months of interest on the Debentures will be placed in escrow).  As a royalty company, there are no requirements for capital expenditures other than for the acquisition of additional royalties.  Such acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

In November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised for an equal number of Common Shares and 399,432 Financing Warrants.  The 399,432 Financing Warrants were then exercised for an equal number of Common Shares at $3.00 per Common Share, for aggregate proceeds to the Company of  $1,198,296.  The Company anticipates that these funds, along with the funds raised from this Offering, will be sufficient to cover the cost of acquisition of the outstanding shares of Archean, the Royalty Portfolios, the costs of this Offering, and general and administrative expenses for at least the next two years.  In addition, the Company will continue to receive royalty income from the Williams Royalty during 2005.  With the commencement of the Voisey’s Bay mine and the corresponding revenue to be received from the Voisey’s Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

On ●, 2005, a third party provided the LOC to the Company at an interest rate of ●% per annum and compounded yearly on the amount drawn down on the LOC.  The LOC will be payable on the earlier of (a) the Closing and (b) ●, 2006, being the 12 month anniversary of the establishment of the LOC.  The Company may prepay and terminate the LOC, without penalty, subject to the Company paying all accrued and unpaid interest and other amounts due under the LOC.

On ●, 2005, the Company issued ● Subscription Receipts in a private placement and raised gross proceeds of ●. Each Subscription Receipt will be exercised upon completion of this Offering for no further consideration for one Unit.  Each Unit will be comprised of one Debenture and ● Debenture Shares.  If the purchase of all of the shares of Archean by the Company and this Offering are not completed by ●, 2005, the gross proceeds of the Subscription Receipts will be returned to the investors and the Subscription Receipts will be cancelled.

Related Party Transactions

The Company subleases its head office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company.  The non-cancellable operating lease provides for minimum annual rent payments of US$24,559 in 2004 and US$4,093 in 2005 with no commitments thereafter.  The terms of the sublease are the same as the underlying lease.  Rent expense during the period from May 7, 2003 to December 31, 2003 was US$12,322, for the period from May 7, 2003 to September 30, 2003 was US$7,700 and for the nine-months ended September 30, 2004 was US$18,051.

During the period ended December 31, 2003, the Company paid legal fees of $34,501 to Gordon J. Fretwell Law Corp., a law corporation related to one of the Company’s directors.

Both of these related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

There were no amounts due from or to related parties at December 31, 2003 or at September 30, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue.  In these instances, revenue recognition is deferred until the Company can make a reasonable estimate.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.  For the periods ended December 31, 2003 and September 30, 2004, the Company used actual amounts received to record royalty revenue.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063 “Impairment of Long-lived Assets”, which the Company adopted effective January 1, 2004.  The adoption of this standard had no impact on the comparative consolidated financial statements.

New Accounting Policy

Stock-Based Compensation

Effective January 1, 2004, the Company has adopted the requirements of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are recognized as an expense.  The adoption of this policy had no impact on the comparative consolidated financial statements.

Outlook

The Company does not anticipate any significant changes in its operating results during 2005, with the exception of an increase in general and administrative expenses, which are expected to be approximately $2 million annually after this Offering.  The increased costs will include listing fees, reporting costs, increased legal and accounting fees and other costs associated with a publicly traded company.  All of the current officers of the Company are currently taking reduced salaries, which will be increased to 100% of their designated amounts subsequent to this Offering. Also, the Company anticipates the hiring of additional staff to assist in portfolio management, financial reporting and shareholder relations.

Until the commencement of operations at the Voisey’s Bay mine, expected in early 2006, the Company does not anticipate significant changes in royalty revenue.  Because the Company has agreed to acquire the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s tax liability once payments from the Voisey’s Bay Royalty begin.  Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company’s royalty revenues in 2005.

Excess proceeds from this Offering will be invested in short-term, interest bearing securities until they are utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 5,849,433 Common Shares are outstanding as of the date of this prospectus.  In addition, there are currently ● special warrants outstanding, being 2,550,000 Initial Financing Special Warrants, 308,000 Compensation Special Warrants and ● LOC Special Warrants which are exercisable for, among other securities, an aggregate of ● Common Shares for no additional consideration.

There are no special rights or restrictions of any nature attached to the Common Shares.  All Common Shares rank equally as to dividends, voting powers and participation in assets or liquidation.  Each Common Share carries the right to one vote at all meetings of shareholders of the Company.

Common Shares to be Issued on Proposed Acquisitions

Proposed Acquisition of Archean

In connection with the acquisition of all the outstanding shares of Archean, the Company has agreed to issue that number of Common Shares which have an aggregate value of $27.5 million based on the Offering Price plus an additional one million Common Shares.

Proposed Acquisition of BHP Billiton portfolio

In connection with the acquisition of the BHP Billiton royalty portfolio, the Company has agreed to issue that number of Common Shares which have an aggregate value of US$625,000 based on the Offering Price.

Proposed Acquisition of Hecla Mining Company portfolio

In connection with the acquisition of the Hecla royalty portfolio, the Company has agreed to issue that number of Common Shares which have an aggregate value of US$550,000 based on the Offering Price.

Proposed Acquisition of Hunter Exploration Group portfolio

In connection with the acquisition of the Hunter Group royalty portfolio the Company has agreed to issue that number of Common Shares which have an aggregate value of $5 million based on the Offering Price.

Proposed Acquisition of B.C. Coal Royalty portfolio

In connection with the acquisition of the B.C. Coal royalty portfolio, the Company has agreed to issue that number of Common Shares which have an aggregate value of $937,500 based on the Offering Price.

Debenture Shares

On ●, 2005, the Company issued ● non-transferable Subscription Receipts in a private placement offering and raised gross proceeds of ●. Each Subscription Receipt will be exercised upon completion of this Offering for no further consideration for one Unit.  Each Unit will be comprised of one Debenture and ● Debenture Shares.  See “General Development of the Business - Debenture Financing by way of Subscription Receipts”.

Initial Financing Special Warrants and Financing Warrants

On August 12, 2003, the Company completed a private placement of 4,400,000 Initial Financing Special Warrants at a price of $0.80 per Initial Financing Special Warrant, for gross proceeds of $3,520,000.  Each Initial Financing Special Warrant is exercisable for one Common Share and approximately 0.216 (subject to adjustment if the Offering Price is less than $3.00) of a Financing Warrant for no additional consideration.  Each outstanding Initial Financing Special Warrant will be deemed to be exercised five business days after the Trigger Date.  Each Financing Warrant, when issued, will be exercisable for one Common Share at a price equal to the lesser of $3.00 and the Offering Price for a period of two years after the Trigger Date.  As of the date of this prospectus, 1,850,000 Initial Financing Special Warrants have been exercised for 1,850,000 Common Shares and 399,432 Financing Warrants.  All 399,432 Financing Warrants have been exercised for 399,432 Common Shares at an exercise price of $3.00 per Common Share for aggregate proceeds to the Company of $1,198,296.  The Commons Shares and the Financing Warrants issued upon the exercise of the Initial Financing Special Warrants are subject to the Pooling Arrangement.  See “Escrowed Shares - Pooling Arrangement”.

Compensation Special Warrants and Compensation Warrants

Haywood Securities Inc., one of the Agents and the agent for the private placement of the Initial Financing Special Warrants, received 308,000 Compensation Special Warrants as partial compensation for acting as agent for such private placement.  Each Compensation Special Warrant is exercisable for one Common Share at no additional cost to the holder and will be deemed to be exercised five business days after the Trigger Date.  Haywood Securities Inc., as the agent for such private placement, also received 440,000 Compensation Warrants.  Each Compensation Warrant is exercisable for one Common Share at a price of $0.80 per Common Share for a period of two years after the Trigger Date.

Williams Mine Warrants

In connection with the acquisition of the Williams Royalty, the Company issued the Williams Mine Warrants.  The Williams Mine Warrants are exercisable to purchase that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the “Exercise Price”) which is equal to the lesser of $3.00 and the Offering Price.  The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

Introducer’s Shares

On July 27, 2004, the Company entered into an agreement (the “Introduction Fee Agreement”) with an individual (the “Introducer”) who is arm’s length to the Company whereby the Introducer agreed to disclose to the Company all information in his possession regarding one or more royalties, mineral claims, concessions, projects, entities, properties or other interests owned or otherwise held by one or more third parties (the “Royalty Interests”) and to assist in the negotiation of the acquisition of any legal or financial interest in the Royalty Interests on properties located in the United States (collectively the “U.S. Subject Royalties”).

In the event that the Company acquires a Royalty Interest in all or any portion of the U.S. Subject Royalties within two years of the execution of the Introduction Fee Agreement, the Company is required to pay the Introducer an unspecified fee (the “Introducer’s Fee”).  If the Company becomes listed on the TSX or other recognized exchange or quotation system, the Introducer’s Fee will be equal to 1.5% of the total consideration paid directly or indirectly by the Company for the Royalty Interest not including any amounts relating to earn-in property expenses, property maintenance expenses, reclamation deposits and expenses and expenses or any other costs incurred in connection with the acquisition, exploration and development of the Royalty Interest by the Company.  The Royalty Interests to be acquired by the Company from John Livermore are considered U.S. Subject Royalties and, accordingly, the Introducer is entitled to receive from the Company an Introducer Fee in respect of such Royalty Interests.  Such Introducer Fee is equal to US$7,800, which amount will be paid in Common Shares valued at the Offering Price upon the acquisition by the Company from John Livermore of his Royalty Interests on the Pinson gold and Hasbrouck gold-silver deposits.  See “Other Proposed Royalty Interests - Livermore Royalty Portfolio”.

The Common Shares to be issued to the Introducer are referred to herein as the “Introducer’s Shares”.

LOC Special Warrants

In connection with the LOC, the Company has agreed to issue ● LOC Special Warrants.  The LOC Special Warrants  are exercisable for no further consideration no later than the Closing for an aggregate of ● Common Shares.

Fully Diluted Share Capital

The following table sets forth the fully diluted share capital of the Company after giving effect to: (i) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Subscription Receipts, the Initial Financing Special Warrants, the Financing Warrants, the Compensation Special Warrants, the Compensation Warrants and the Williams Mine Warrants, (iii) the issue of the Introducer’s Shares, (iv) the exercise of the LOC Special Warrants and (v) this Offering.

	Number of Common Shares Issued or Issuable	Percent of Total on Fully Diluted Basis(1)
Common Shares outstanding as of December 31, 2004	5,849,432	●
Common Shares issuable upon the acquisition of Archean	●(2)	●
Common Shares issuable upon the acquisition of the BHP Billiton royalty portfolio	●(3)	●

Common Shares issuable upon the acquisition of the Hecla royalty portfolio	●(4)	●
Common Shares issuable upon the acquisition of the Hunter Group royalty portfolio	●(5)	●
Common Shares issuable upon the acquisition of the B.C. Coal royalty portfolio	●(6)	●
Issue of Debenture Shares	●	●
Common Shares issuable upon the exercise of Initial Financing Special Warrants	2,550,000	●
Common Shares issuable upon the exercise of Financing Warrants	550,568(7)	●
Common Shares issuable upon the exercise of Compensation Special Warrants	308,000	●
Common Shares issuable upon the exercise of Compensation Warrants	440,000	●
Common Shares issuable upon the exercise of Williams Mine Warrants	950,000(7)	●
Issue of Introducer’s Shares	●(8)	●
Common Shares issuable upon the exercise of the LOC Special Warrants	●	●
Common Shares issuable pursuant to this Offering(1)	●	●
Total	●	100%

(1) Assuming the Maximum Offering but without giving effect to the exercise of the Over-Allotment Option.

(2)  $27.5 million divided by the Offering Price plus one million Common Shares.

(3) US$625,000 divided by the Offering Price.

(4) US$550,000 divided by the Offering Price.

(5) $5 million divided by the Offering Price.

(6) $937,500 divided by the Offering Price.

(7) Assuming the Offering Price is not less than $3.00.

(8) US$7,800 divided by the Offering Price.

There are no assurances that the Financing Warrants, the Compensation Warrants or the Williams Mine Warrants will be exercised in whole or in part.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2003 and September 30, 2004 as reflected in the consolidated financial statements of the Company set out in this prospectus and as at September 30, 2004 after giving effect to this Offering.  The following table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto and the pro forma consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus.

	As at December 31, 2003	As at September 30, 2004	As at September 30, 2004 after giving effect to the Minimum Offering(1)	As at September 30, 2004 after giving effect to the Maximum Offering(2)
Indebtedness
Debentures……………………………………..	Nil	Nil	●	●

Stockholders’ Equity(3)
Common Shares (authorized - unlimited)…......	$Nil (1 Common Share)	$Nil (1 Common Share)	$● (● Common Shares)	$● (● Common Shares)
Special Warrants……………………………….	$2,526,002	$2,617,778	●	●
Total Capitalization……………………..……	$2,526,002	$2,617,778	●	●

 (1)

After giving effect to the Minimum Offering and after giving effect to (i) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants, (ii) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios and (iii) the issue of the  Introducer’s Shares,  but not after giving effect to the Over-Allotment Option.

(2)

After giving effect to the Maximum Offering, and after giving effect to (i) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants, (ii) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios and (iii) the issue of the Introducer’s Shares, but not after giving effect to the Over-Allotment Option.

(3)

If the Over-Allotment Option is exercised in full, upon completion of the Minimum Offering, the Stockholders’ Equity and number of Common Shares issued will be $● and ● respectively.  If the Over-Allotment Option is exercised in full, upon completion of the Maximum Offering, the Stockholders’ Equity and number of Common Shares issued will be $● and ● respectively.

OPTIONS TO PURCHASE COMMON SHARES

As of the date of this prospectus and after giving effect to the exercise of the outstanding Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants there are no options or warrants to purchase, or other right to acquire, Common Shares other than the Financing Warrants, the Compensation Warrants and the Williams Mine Warrants.

PRIOR SALES

Since the date of incorporation of the Company, the following securities have been issued by the Company for cash, assets or services to the Company:

Date of Issue	Number of Securities(1)	Price per Security	Aggregate Value of Consideration	Nature of Consideration
May 7, 2003	1 Common Share	$0.0001 per Common Share	$0.0001	Cash
August 1, 2003	3,450,000 Founders’ Special Warrants(2)	$0.00001 per Founders’ Special Warrant	$34.50	Cash

August 12, 2003	4,400,000 Initial Financing Special Warrants(3)	$0.80 per Initial Financing Special Warrant	$3,520,000	Cash
August 12, 2003	308,000 Compensation Special Warrants	$0.73 per Compensation Special Warrant	$224,520	Services
August 12, 2003	440,000 Compensation Warrants	$0.11 per Compensation Warrant	$48,770	Services
August 12, 2003	Williams Mine Warrants(4)	$0.04 per Williams Mine Warrant	$39,285	Acquisition of Williams Royalty
March 31, 2004	150,000 Consultants’ Special Warrants(2)	$0.80 per Consultants’ Special Warrant	$120,000	Services
●, 2005	Subscription Receipts	●	●	Cash
●, 2005	LOC Special Warrants	●	●	Services
Total			●

(1)

 For a description of each security see “Description of Securities”.

(2)

“Founders’ Special Warrants” means the special warrants issued by the Company on August 1, 2003 to the founding directors and employees of the Company at a nominal cost.  On March 31, 2004, the chairman and chief executive officer of the Company agreed to have 150,000 of his Founders’ Special Warrants cancelled and re-issued to an employee and a contractor of the Company (the “Consultants’ Special Warrants”).  All Founders’ Special Warrants and Consultants’ Special Warrants have been exercised.

(3)

In November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised for an equal number of Common Shares and 399,432 Financing Warrants.  The 399,432 Financing Warrants were then exercised for an equal number of Common Shares at $3.00 per Common Share, for aggregate proceeds to the Company of $1,198,296.

(4)

The Williams Mine Warrants are exercisable for 950,000 Common Shares assuming an Offering Price of not less than $3.00.

PRINCIPAL HOLDER OF SECURITIES

To the knowledge of the directors and senior officers of the Company, after giving effect to (i) the issue of Common Shares upon the acquisition of all the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants and (iii) the issue of the Introducer’s Shares, no person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares other than Christopher Verbiski as indicated in the table below.

Name of Shareholder	Number of Common Shares held after Offering and other Common Share Issuances	Percentage of Common Shares held after Offering and other Common Share Issuances
		Minimum(2)(3)	Maximum(4)(5)
Christopher Verbiski(1)	●	●%	●%

(1) Mr. Verbiski is a shareholder of Archean and will receive ● Common Shares on completion of the acquisition by the Company of all of the shares of Archean. See “Archean and the Voisey’s Bay Royalty Interest”.

(2) Assuming ● Common Shares outstanding.

(3) Assuming the exercise of the Over-Allotment Option, the Financing Warrants, the Compensation Warrants and the William Mines Warrants, Mr. Verbiski will own ●% of the outstanding Common Shares on a fully diluted basis.

(4) Assuming ● Common Shares outstanding.

(5) Assuming the exercise of the Over-Allotment Option, the Financing Warrants, the Compensation Warrants and the William Mines Warrants, Mr. Verbiski will own ●% of the outstanding Common Shares on a fully diluted basis.

ESCROWED SHARES

Escrow Agreement

Certain security holders of the Company will be subject to escrow requirements.  The securities owned by these persons will be held in escrow pursuant to an escrow agreement dated ●, 2005 (the “Escrow Agreement”), among the Company, the transfer agent for the Common Shares, and those security holders subject to escrow requirements.  The number and percentage of each class of securities of the Company that will be subject to escrow is set out in the following table.

Designation of Class	Number of Securities Held in Escrow (1)	Percentage of Class (2)
Common Shares	●	●%

(1) Where the securities are exercisable for Common Shares, the number indicated is the number of Common Shares which will be issued upon the exercise of such securities.

(2) Assuming (i) the issue of Common Shares upon the acquisition of all of the shares of Archean and the Royalty Portfolios, (ii) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants and (iii) the issue the Introducer’s Shares.

The securities will be released over an 18 month period on the following basis:

(a)

¼ of the escrow securities will be released on the date the Common Shares are listed on the TSX;

(b)

1∕3 of the remaining escrow securities will be released six months after the date the Common Shares are listed on the TSX;

(c)

½ of the remaining escrow securities will be released 12 months after the date the Common Shares are listed on the TSX; and

(d)

the remaining escrow securities will be released 18 months after the date the Common Shares are listed on the TSX.

Pooling Arrangement

The IPO Agency Agreement provides that certain security holders will be subject to a pooling arrangement (the “Pooling Arrangement”) with the Company which will provide for 25% of the securities so held to be released three months after the Closing and a further 25% to be released every three months thereafter.  Securities subject to the Pooling Arrangement include Common Shares held by founders of the Company issued upon the exercise of the Founders’ Special Warrants and the Common Shares and the Financing Warrants to be issued upon the exercise of the Initial Financing Special Warrants.  The Pooling Arrangement will be in addition to any regulatory escrow requirement.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets forth the name, municipality of residence and position held with the Company and principal occupation of each director and executive officer of the Company.  The Company currently has seven directors.

Pursuant to the SPA with Christopher Verbiski, Mr. Verbiski may nominate two directors for election to the board of directors of the Company.  Mr. Daly is the first nominee put forth by Mr. Verbiski.  The second nominee is Colm St. Roch Seviour, current legal counsel to Archean and senior mining partner of the St. John’s office of the Atlantic Canada law firm, Stewart McKelvey Stirling Scales.  Mr. Seviour will be nominated to stand for election at the next annual meeting of the Company’s shareholders.

Name and Municipality of Residence	Position with the Company	Director Since	Principal Occupation
DOUGLAS B. SILVER (4) Littleton, Colorado	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company
DOUGLAS J. HURST (4) Nelson, British Columbia	Director and President	2003	President of the Company
DAVID R. HAMMOND Highlands Ranch, Colorado	Chief Financial Officer (5)	N/A	Principal Mineral Economist and owner of Hammond International Group (a consulting company) and adjunct lecturer at the University of Denver
GEORGE S. YOUNG (4) Boulder, Colorado	Director and Vice President	2003	Chief Executive Officer of Palladon Ventures Ltd., MAG Silver Corp. and Fellows Energy Ltd. (exploration companies)
ROBERT W. SCHAFER (1) (2) (3) Salt Lake City, Utah	Director	2003	Chief Executive Officer of Coniagas Mines (a mineral company)
GORDON J. FRETWELL (3) West Vancouver, British Columbia	Director and Secretary	2003	Securities lawyer at Gordon J. Fretwell Law Corp. (a law corporation)
RENE G. CARRIER (1) (2) (3) North Vancouver, British Columbia	Director	2003	President of Euro American Capital Corporation (a consulting company)
CHRISTOPHER DALY (1) (2) (3) St. John’s, Newfoundland	Director	2004	Chief Financial Officer of Archean (a mineral company)

(1) Independent director.

(2) Member of the audit committee.

(3) Member of the compensation committee.

(4) Member of the executive committee.

(5) The Company is currently undertaking an executive search for a chief financial officer.  Dr. Hammond has agreed to act in the capacity of chief financial officer until such time as the Company has filled the position.  Dr. Hammond will then serve in the capacity of Vice President, Strategic Planning.

On completion of the Maximum Offering, the directors and executive officers of the Company, as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,530,000 Common Shares, representing ●% of the Common Shares then outstanding (before giving effect to the exercise of the Over-Allotment Option and not including any Common Shares which may be acquired by any such director or executive officer pursuant to this Offering).

Each director’s term of office will expire at the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the articles or by-laws of the Company or he becomes disqualified to act as a director of the Company.

Additional biographical information regarding the directors and executive officers of the Company for the past five years is provided as follows:

Douglas B. Silver, Director, Chairman and Chief Executive Officer.  Mr. Silver has a Bachelor of Arts from the University of Vermont and a Masters of Science in Economic Geology from the University of Arizona and is a certified general appraiser.  Mr. Silver has 25 years of experience as an active professional in the minerals industries, having served in a variety of capacities, including exploration geologist, business development specialist, mineral economist, corporate advisor and director of investor relations. Mr. Silver has acknowledged expertise in international mineral appraisals, management consulting and strategic planning research and has served as a strategic advisor to small and large mining companies. Prior to and during the past 15 years Mr. Silver has provided management and mineral economic consulting services through his company Balfour Holdings Inc.

Douglas J. Hurst, Director and President.  Mr. Hurst has a Bachelor of Science in geology from McMaster University.  Mr. Hurst has over 20 years of experience in the mining industry having acted as contract geologist, but primarily as a mining analyst since 1987.  He worked with McDermid St. Lawrence and Sprott Securities Inc. between 1987 and 1995 and started to consult as a mining analyst through his company, D.S. Hurst Inc.  His duties focused on mining stock exchange market related assignments such as assisting companies and dealers with due diligence, research and corporate finance duties, as well as corporate advice to the mining industry.  Mr. Hurst has held directorships with three mining companies since 2000 and is currently a director of two public companies.

David R. Hammond, Chief Financial Officer.  Dr. Hammond has a Bachelor of Science and a Masters of Science in geological engineering, a Masters in Business Administration with finance specialization and a Ph.D. in Mineral Economics, the latter from the Colorado School of Mines.  He has over 30 years experience in the natural resource industries, with responsibilities in exploration, engineering, financial analysis and planning, commodity market research and business development.  He has held staff and management positions with major mining and energy companies such as Atlantic Richfield Corporation, The Anaconda Company, Royal Dutch Petroleum Company and Ladd Petroleum Corporation.  Since 1991 he has provided mineral economics consulting services to the international mining industry, focusing on mineral asset valuation and appraisal, mining feasibility studies, due diligence investigations, risk analysis, and commodity market research.  From 1997 to 2000 he provided such services as a member of PricewaterhouseCoopers’ Global Energy & Mining Group.  Dr. Hammond is also an adjunct lecturer in corporate finance at the University of Denver’s Daniels College of Business.

George S. Young, Director and Vice President.  Mr. Young holds a Bachelor of Science in metallurgical engineering and a law degree from the University of Utah. Mr. Young has over 25 years of experience in mining and natural resource financing and development having performed the duties of metallurgical engineer in the construction and start-up of a new copper smelter.  He was also general counsel and a member of management of major mining corporations and utilities. Mr. Young has also fulfilled the role of chief executive officer and president of various publicly traded mining companies. From 1984 to 1988, Mr. Young was general counsel and Acting General Manager of the Intermountain Power Agency; from 1988 to 1990, he was general counsel of Bond International Gold, Inc.; from 1998 to 2002 Mr. Young was in the private practice of law, and since that time has been chief executive officer of Palladon Ventures Ltd., MAG Silver Corp. and Fellows Energy Ltd., all exploration companies.

Robert W. Schafer, Director.  Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world’s largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. Since 2002 Mr. Schafer has held the position of president and chief executive officer of Coniagas Mines Ltd.

Gordon J. Fretwell, Director and Secretary.  Mr. Fretwell holds a Bachelor of Commerce and Bachelor of Laws from the University of British Columbia. Mr. Fretwell has been practicing law for over 20 years and over the last approximately 15 years has concentrated in the area of corporate and securities law with an emphasis on the mining sector.  Mr. Fretwell is currently practicing law at Gordon J. Fretwell Law Corp.

Rene G. Carrier, Director.  Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.  Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.

Christopher Daly, Director.  Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant.  Mr. Daly has been the chief financial officer of Archean for the past nine years but will resign from this position upon the acquisition of all of the shares of Archean by the Company.

Committees of the Board of Directors

Audit Committee

The Company has an audit committee currently consisting of Rene Carrier, Robert Schafer and Christopher Daly, with Mr. Carrier serving as Chairman.  All members of the audit committee are independent directors (as defined in Multilateral Instrument 52-110, Audit Committees) of the Company.  The audit committee has been established to assist the board of directors of the Company in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)

the Company’s external audit function including the qualifications, independence, appointment, compensation and oversight of the work of the external auditors;

(b)

the Company’s accounting and financial reporting requirements;

(c)

the Company’s reporting of financial information to the public;

(d)

the Company’s compliance with legal and regulatory requirements;

(e)

the Company’s risks and risk management policies;

(f)

the Company’s system of internal controls and management information systems; and

(g)

such other functions as are delegated to it by the board of directors of the Company.

Specifically, with respect to the Company’s external audit function, the audit committee will assist the board of directors of the Company in fulfilling its oversight responsibilities relating to the quality and integrity of the Company's financial statements, the independent auditors' qualifications and the performance of the Company's independent auditors.

Compensation Committee

The Company has a compensation committee currently consisting of Gordon Fretwell, and independent directors Robert Schafer, Christopher Daly and Rene Carrier, with Mr. Carrier serving as Chairman.  The compensation committee will review and approve the salaries and other forms of compensation payable to the executive officers of the Company.

The compensation committee will also establish procedures for the operation of the Company to ensure that ethical standards of behaviour are followed and will ensure that the Company’s disclosure is full, complete and continuous.

Executive Committee

The Company has an executive committee currently consisting of Douglas Silver, Douglas Hurst and George Young.

The executive committee carries on the day-to-day management functions of the Company and conducts additional management functions and business of the Company as delegated by the board of directors of the Company.  The executive committee has an expenditure authority of up to US$500,000 per single expenditure and a contractual authority for acquisitions of up to a total value of US$2 million per transaction.  The purpose of the executive committee is to assure that the Company can proceed more effectively without the necessity of convening a meeting with the entire board of directors of the Company or polling the entire board of directors of the Company.

Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers, or other insiders of the Company is or has been, within the past ten years, a director or officer of any company that, while such person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied such company access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Other than as described below, none of the directors, officers or other insiders of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

An officer of the Company, Douglas J. Hurst, joined the board of directors of International Wayside Cold Mines Ltd. when it was subject to a halt trade order which was in place for longer than 30 days.  Trading in the shares was halted on May 11, 2000, Mr. Hurst joined the board of directors on June 6, 2000 and the halt trade order was lifted on June 30, 2000.  The former chief financial officer of the Company was the subject of an investigation by the Securities and Exchange Commission with respect to a company unrelated to the Company in the United States which matter has been settled.  Such individual resigned as the chief financial officer of the Company on December 14, 2004.

Individual Bankruptcies

None of the directors, officers, or other insiders of the Company has, within the last ten years before the date of the prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Potential Conflicts of Interest

In the opinion of management of the Company, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company, except as disclosed elsewhere in this prospectus.  Various officers, directors or other insiders of the Company may be involved in other transactions within the mining industry and may develop other interests outside the Company.

The Company has entered into non-competition or non-disclosure agreements with certain directors, officers and consultants. See “Executive Compensation - Employment Agreements”.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table sets forth the compensation paid to or earned by the chief executive officer and the chief financial officer (the “Named Executive Officers”) of the Company as at September 30, 2004.  No executive officer of the Company earned in excess of $150,000 during the period from May 7, 2003 (date of incorporation) to December 31, 2003 or earned in excess of $150,000 during the year ending December 31, 2004.

Summary Compensation Table

Name of Principal and Position		Annual Compensation			Long-Term Compensation		All Other Compen-sation ($)
	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SAR’s Granted (#)	Restricted Shares or Restricted Share Units
Douglas B. Silver Chief Executive Officer (4)	2003(1) 2004(2)	68,651 101,503	nil nil	nil nil	nil nil	nil nil	nil nil
James R. Jensen Chief Financial Officer (4) (5)	2003(3) 2004(2)	26,922 59,708	nil nil	nil 40,000	nil nil	nil nil	nil nil

(1)

For the period from incorporation (May 7, 2003) to December 31, 2003.

(2)

For the nine months ended September 30, 2004.

(3)

September 1, 2003 to December 31, 2003.

(4)

Although dollar amounts in the table are in Canadian dollars, Messrs. Silver and Jensen are paid in US dollars.

(5)

Mr. Jensen resigned as chief financial officer of the Company on December 14, 2004.

Stock Option Plan

The board of directors of the Company adopted a stock option plan on June 8, 2004 (the “Plan”) reserving for issuance that number of Common Shares equal to 15% of the outstanding Common Shares on the day on which the Common Shares are listed for trading on the TSX.  Under the Plan, the board of directors is authorized to grant incentive stock options to directors, officers, employees and consultants of the Company and its subsidiaries and affiliates entitling them to purchase Common Shares.  The purpose of the Plan is to provide the Company with a share-related mechanism to enable the Company to attract, retain and motivate qualified directors, officers,  employees and consultants, to reward directors, officers, employees and consultants for their contribution toward the long term goals of the Company, and to enable and encourage such persons to acquire Common Shares as long term investments.  Any stock options granted pursuant to the Plan may not be exercised until the Company receives TSX approval for the Plan.

Options granted under the Plan will be granted for a term not to exceed ten years from the date of grant, unless approval for a longer term is received from shareholders and the TSX.  All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee’s employment, engagement or position as director, if terminated for just cause, otherwise 90 days following termination.  Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s personal representative for up to one year following the death of an optionee.

The maximum number of Common Shares to be reserved for issuance to insiders upon the exercise of options granted under the Plan may not exceed 10% of the number of outstanding Common Shares at any given time.  The number of Common Shares reserved for issuance under options granted to any one person during any 12 month period cannot exceed 5% of the number of outstanding Common Shares at any given time.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, stock dividend, or otherwise, the board of directors shall make adjustments to the Plan and to the options then outstanding with such shareholder and TSX approval as is required, and as the board of directors determines to be appropriate and equitable under the circumstances.

The board of directors may from time to time amend the Plan and the terms and conditions of any option thereafter granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in relevant laws, rules or regulations applicable to the Plan, any option or the Common Shares, or for any other purpose which may be permitted by relevant laws, regulations, rules and policies, provided always that pre-clearance is granted by the TSX, shareholder approval is obtained as necessary and any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment.

Options Granted to Named Executive Officers

During the period from incorporation (May 7, 2003) to the date of this prospectus, no options were granted to the Named Executive Officers.

Compensation of Directors

All non-executive directors of the Company will receive the following compensation: (a) $500 per meeting attended personally and $250 per meeting attended by telephone; (b) an annual director’s fee of $10,000; (c) accommodation and travel expenses for the purposes of attending board meetings; and (d) stock options as determined by the compensation committee of the board of directors.

Employment Agreements

The Company has entered into employment agreements (collectively the “Employment Agreements”) with four executive officers of the Company (the “Executives”) as follows:

1.

Employment agreement dated January 1, 2004 with Douglas B. Silver.

2.

Employment agreement dated January 1, 2004 with Douglas J. Hurst.

3.

Employment agreement dated January 1, 2004 with George S. Young.

4.

Employment agreement dated December 14, 2004 with David R. Hammond.

Each Employment Agreement is for a five-year term commencing on the date thereof and renewable each year.

Mr. Silver is to be paid an initial annual salary of US$150,000 commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Silver is 70% of such amount.

Mr. Hurst is to be paid an initial annual salary of US$130,000 commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Hurst is 70% of such amount.

Mr. Young is to be paid an initial annual salary of US$120,000 (based on a 100% full time basis) commencing as of January 1, 2004, provided that until the Company completes this Offering, the salary payable to Mr. Young is 33% of such amount.

Dr. Hammond is to be paid an initial annual salary of US$100,000 (based on a 100% full time basis) commencing as of December 14, 2004, provided that until the Company completes this Offering, the salary payable to Dr. Hammond is 70% of such amount.

The Employment Agreements provide each Executive with group accident, life, disability, medical, dental, health and hospital insurance coverage and include an allowance of at least US$500.00 a year to be paid by the Company toward any “co-pay” amounts that may be incurred by the Executive, with any balance of such US$500.00 left at the end of the year being paid directly to the Executive.  These plans will not be in place until after Closing.  The Company is to reimburse all reasonable expenses incurred by each Executive in the performance of his duties provided that such Executive provides the Company with a written expense account with respect to each calendar month.

The Executives are entitled to participate in all employee benefits, including participation in the Company’s employee pension plan and the Plan, which the Company may from time to time provide its key officers and the Company is required to pay for certain corporate memberships and a car allowance and to provide director’s and officer’s liability insurance, as appropriate.  Each Executive is entitled to three weeks paid vacation during each full year of employment and to paid statutory holidays.  Each Executive has the right to take pay in lieu of any unused vacation.

The Executives are eligible for annual bonuses having a value up to the equivalent of their respective annual salaries, as recommended by the compensation committee of the Company and approved by the board of directors of the Company.

In the event of a change of control of the Company, the Executive shall continue to serve the Company in the same capacity and have the same authority as on the date immediately prior to the change of control.  A change of control will be deemed to have occurred when (a) a person other than the current control person, as such term is defined in the Securities Act (Ontario) becomes a control person and/or a “change of control” as defined in the Securities Act (Ontario) occurs, or (b) a majority of directors elected at any annual or special meeting of the shareholders of the Company are not individuals nominated by the Company's then-incumbent board of directors.

Each Executive may terminate his obligations under his Employment Agreement at any time upon providing one month notice in writing to the Company or upon a material breach of any term of the Employment Agreement by the Company if such material breach has not been remedied within 30 days after written notice of the material breach has been delivered by the Executive to the Company.  If an Executive's employment is terminated due to such a material breach or within 30 days of a change of control, the Executive is entitled to a severance payment equal to the compensation (including full salary and maximum possible bonus) which would otherwise be payable to the Executive during the balance of any unexpired term.  In no event will such severance payment be less than three times the amount payable to the Executive for the previous fiscal year.

During the term of the Employment Agreements, each Executive may not own or have any direct interest in, act as an agent or consultant of, or assist in any way, any person or entity which is in the business of resource royalties or is otherwise engaged in a business that is substantially similar to and/or competes with the business then engaged in by the Company.  An exception to this restriction is existing directorships.  However, this restriction does not apply to an Executive’s ownership of less than 10% of the publicly traded securities of any competitive entity.

As part of each Employment Agreement, each Executive has also entered into a confidentiality, non-competition and non-disclosure agreement (an “NDA”).  Each NDA provides that each Executive agrees to hold in confidence all confidential information and only use such confidential information for the purposes for which it was disclosed to the Executives.  The Executives must take such precautions to prevent unauthorized disclosure of any confidential information and may not obtain any interest in any royalty, property or other interest of any nature being evaluated by the Company and which is the subject of any confidential information disclosed to the Executive.

The term of each NDA is for as long as the Executive is a director or employee of the Company and for a period of two years thereafter, unless the status as a director and/or employee is terminated by reason of a change of control of the Company, in which case the term of the NDA shall terminate as of the effective date of the change of control.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or officers of the Company or any of their respective associates or affiliates has been indebted to the Company since the date of incorporation.

PLAN OF DISTRIBUTION

Offering

Pursuant to the IPO Agency Agreement, the Company has appointed the Agents to act as agents to offer for sale to the public, on a best efforts basis, up to a maximum of ● Offered Common Shares and a minimum of ● Offered Common Shares at a price of  $● per Offered Common Share, subject to the terms and conditions of the IPO Agency Agreement.  The Offering Price was determined by negotiation between the Agents and the Company.  All subscription proceeds received by the Agents will be held by the Agents pending Closing.  This Offering is conditional upon subscriptions for ● Offered Common Shares ($●) being received within 90 days after the issuance of a receipt for this prospectus unless the applicable securities regulatory authorities consent to an extension of this Offering period.  If subscriptions for the minimum number of Offered Common Shares have not been received within 90 days of the issuance of a receipt for this prospectus, this Offering may not be continued without the consent of each person or company who subscribed on or before such date.  If such consents are not obtained, or if for any reason the Closing does not occur, subscription proceeds received will be promptly returned to subscribers without interest thereon or deduction therefrom.  This Offering is also conditional upon and shall occur contemporaneously with the acquisition of all the outstanding shares of Archean.

The obligations of the Agents under the IPO Agency Agreement may be terminated at any time before Closing at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain stated events.   The Company has agreed to pay the Agents a cash commission equal to 6.5% of the gross proceeds of this Offering.  The Company has also agreed to reimburse the Agents for their expenses and legal fees and disbursements incurred in connection with this Offering.  The IPO Agency Agreement also provides that the Company will indemnify the Agents against certain liabilities and expenses.

The Agents have been granted an option to cover over-allotments and for market stabilization purposes (the “Over-Allotment Option”), exercisable until the date which is 30 days after the Closing, to purchase on the same terms a number of additional Offered Common Shares equal to up to $12.5 million divided by the Offering Price.  This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Offered Common Shares to be sold or issued upon the exercise of the Over-Allotment Option.

It is a condition of this Offering that the directors and senior officers of the Company agree not to offer, sell, transfer, or otherwise dispose of any securities of the Company, owned directly or indirectly, by such directors and senior officers for a period of 90 days after the Closing, without the prior written consent of Haywood Securities Inc., one of the Agents.

Additional Qualification

In addition to the Common Shares issuable pursuant to this Offering, this prospectus also qualifies the distribution of the securities described in the table below.

Securities to be Qualified	Amount
Common Shares issuable upon the acquisition of Archean	●
Common Shares issuable upon the acquisition of the BHP Billiton royalty portfolio	●
Common Shares issuable upon the acquisition of the Hecla royalty portfolio	●
Common Shares issuable upon the acquisition of the Hunter Group royalty portfolio	●
Common Shares issuable upon the acquisition of the B.C. Coal royalty portfolio	●
Issue of Debentures	●

Issue of Debenture Shares	●
Common Shares issuable upon the exercise of 2,550,000 Initial Financing Special Warrants	2,550,000
550,568 Financing Warrants issuable upon the exercise of 2,550,000 Initial Financing Special Warrants	550,568
Common Shares issuable upon the exercise of Compensation Special Warrants	308,000
Issue of Introducer’s Shares	●
Common Shares issuable upon the exercise of the LOC Special Warrants	●

Conflicts of Interest

The decision to proceed with this Offering was made by Haywood Securities Inc. and GMP Securities Ltd. (collectively the “Lead Agents”) and the Lead Agents agreed to act as agents for the Company in connection with this Offering.  The Lead Agents participated in the determination of the terms of this Offering and then approached the other Agents and requested that they participate as members of the agency syndicate in connection with this Offering.

As a result of an initial financing of the Company completed in August 2003, the Company is a "connected issuer" and a "related issuer" of Haywood Securities Inc., one of the Agents for purposes of applicable securities laws.  Haywood Securities Inc., the directors, officers, employees and affiliates thereof, and the associates of each of them, (collectively the “Professional Group”) own or control, as of December 31, 2004, in aggregate, Common Shares representing 21.3% of the then outstanding Common Shares assuming the exercise of the Initial Financing Special Warrants and the Compensation Special Warrants.

Following the completion of this Offering, not including any other Common Shares which may be acquired by any member of the Professional Group pursuant to this Offering and assuming (i) the exercise of the Initial Financing Special Warrants, the Compensation Special Warrants, the Subscription Receipts and the LOC Special Warrants, (ii) the issue of Common Shares upon the acquisition of all the shares of Archean and the Royalty Portfolios and (iii) the issue of the Introducer’s Shares, the Professional Group will own or control, in the case of the Maximum Offering, in aggregate, Common Shares representing approximately ●% of the then outstanding Common Shares and, in the case of the Minimum Offering, in aggregate, Common Shares representing approximately ●% of the then outstanding Common Shares.

The proceeds of this Offering will not be applied for the benefit of Haywood Securities Inc. or any affiliate thereof except to the extent that they receive a pro rata benefit as a holder of securities of the Company and the share of Haywood Securities Inc. of the Agents’ Commission.

United States Considerations

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or the securities laws of any state, and may not be offered, sold or delivered in the United States unless an exemption from registration is available.  The Agents have agreed that except as permitted by the IPO Agency Agreement, they will not offer or sell Common Shares in the United States.  The IPO Agency Agreement permits the Agents to arrange for “accredited investors” (as defined in Regulation D under the U.S. Securities Act) to purchase Common Shares from the Company in transactions pursuant to and in compliance with exemptions from registrations under applicable state securities laws.

Until 40 days after the Closing, offers and sales of Common Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if that offer or sale is not made in accordance with Rule 144A thereunder.

RISK FACTORS

An investment in the securities of the Company should be considered a highly speculative investment that involves significant risk. Investors should carefully consider all of the information disclosed in this prospectus prior to making an investment in the Company.  In addition to the other information presented in this prospectus, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Limited History of Operations

The securities are considered speculative primarily due to the nature of the Company’s business.  The Company has a limited history of performance and earnings.

Reliance on Management

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of the Company are of key importance.  The Company has not obtained “key man” insurance for any members of its management.

Government Regulation

The properties on which the Company holds royalty interests or will hold royalty interests are located in multiple legal jurisdictions and political systems.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.

Limited Access to Data Regarding Operation of Mines

As a royalty holder, the Company neither serves as the mine’s operator nor does the Company have any input into how the operations are conducted.  As such, the Company has varying access to data on the operations or to the actual properties themselves.  This could affect its ability to assess the value of the royalty interest or enhance the royalty’s performance.  It is difficult or impossible for the Company to ensure that the properties are operated in its best interest.  As well, most of the information regarding mining operations provided by the Company in this prospectus was taken from publicly available documents and the Company is unable to verify the accuracy of such information.

The Company’s royalty payments may be calculated by the royalty payors in a manner different from the Company’s projections.  The Company may or may not have rights of audit with respect to such royalty interests.

Permits and Licenses

The mine operations may require licenses and permits from various governmental authorities.  There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Uncertainty of Exploration Results

Exploration for minerals, precious gems and energy resources is a speculative venture necessarily involving substantial risk.  There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or precious gems on lands where the Company holds royalties.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Competition

The mining industry, and more specifically, the royalty business, is intensely competitive and the Company must compete in all aspects of its operations.  There are a number of established mining and royalty companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive royalties on terms it considers to be acceptable.

Speculative Nature of Mineral Exploration and Mining

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained at all or on terms acceptable to the operator.  Although the Company intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty will be very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay property is not developed and placed into operation according to the currently proposed plan.

Discretion of Board as to Use of Proceeds

A portion of the proceeds raised from this Offering will be allocated to general working capital.  Accordingly, the board of directors of the Company will have broad discretion as to the use of such proceeds.

Future Funding Requirements

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities.  The Company will require new capital to grow its business and there are no assurances that capital will be available when needed, if at all.  It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders.

Listing Requirements

If the Common Shares become listed on a stock exchange there can be no assurance that the Company will continue to meet the listing requirements of such exchange or achieve listing on any other public listing exchange.

Dividend Policy

Payment of dividends on the Common Shares will be within the discretion of the Company’s board of directors and will depend upon the Company’s future earnings, its acquisition capital requirements and financial state, and other relevant factors.  There can be no assurance that the Company will be in a position to issue dividends.

Royalties Subject to Other Rights

Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.

Potential Litigation

Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners).  As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.

Land Claims

Claims by First Nations in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of the Company’s royalty interests.

Contractual Interest Only

Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor.  The Voisey’s Bay Royalty is a contractual right and is only secured by a mortgage of US$50 million.

Foreign Operations

Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.

Change in Conditions

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.

Limited Disclosure of Information

Some royalties, including the Voisey’s Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.

Registration

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder.  Accordingly, the royalty holder may be subject to risk from third parties.

Revenue Dependent on Single Royalty

The Company is currently dependent on a single royalty, the Williams Royalty, for revenues until other properties, including the Voisey’s Bay property, commence production.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, (“Counsel”), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to the holding and disposition of (a) Common Shares by a holder who acquires Common Shares in this Offering, and (b) Common Shares and Financing Warrants by a holder who acquires Common Shares and the Financing Warrants upon the exercise or deemed exercise by the holder of Initial Financing Special Warrants of the holder, and who either (i) at all relevant times for purposes of the Tax Act, is resident in Canada, deals at arm’s length with and is not affiliated with the Company, the Agents or a subsequent purchaser of the Common Shares and the Financing Warrants and acquires and holds the Common Shares and the Financing Warrants as capital property (a “Resident Holder”), or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Company, the Agents or a subsequent purchaser of the Common Shares and the Financing Warrants, acquires and holds the Common Shares and the Financing Warrants as capital property and does not use or hold the Common Shares and the Financing Warrants in the course of carrying on, or otherwise in connection with, a business in Canada, and who has never been a resident of Canada, and has not held or used (and does not hold or use) the Common Shares and the Financing Warrants in connection with a permanent establishment or fixed base in Canada (a “Non-Resident Holder”).

Generally, the Common Shares and the Financing Warrants will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares and the Financing Warrants in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.  Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares, and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property.  Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.  Except as otherwise stated, this summary assumes that the Common Shares will at all relevant times be listed on a prescribed stock exchange for purposes of the Tax Act which currently includes the TSX.

This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), nor is it applicable to any holder of Common Shares or Financing Warrants, an interest in which is a “tax shelter investment” for the purposes of the Tax Act or to Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and Counsel’s understanding of the administrative practices of the Canada Revenue Agency (“CRA”) publicly released prior to the date hereof.  While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA.  This summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.  Provisions of provincial income tax legislation vary from province to province in Canada and may differ from Canadian  federal income tax legislation.

This summary is not intended as legal or tax advice to any particular holder of Common Shares and Financing Warrants and should not be so construed.  The tax consequences to any particular holder of Common Shares and Financing Warrants will vary according to that holder’s particular circumstances.  Each holder should consult the holder’s own tax advisor with respect to the tax consequences applicable to the holder’s own particular circumstances.

Taxation of Resident Holders

Exercise of Initial Financing Special Warrant

A Resident Holder will not realize any gain or loss upon the exercise or deemed exercise of an Initial Financing Special Warrant.  The initial cost to a Resident Holder of a Common Share and of the Financing Warrants acquired upon exercise of an Initial Financing Special Warrant will be determined by allocating the adjusted cost base of the Initial Financing Special Warrant immediately prior to the exercise, plus any associated costs of acquisition, between the Common Share and the Financing Warrants, on a reasonable basis.  The Company believes that of the $0.80 original cost of each Initial Financing Special Warrant which is exercised, $0.79 should be allocated to the Common Share acquired upon exercise, and $0.01 should be allocated to the Financing Warrants.  The Company’s suggested allocation is not binding on the CRA, which may apply a different allocation.  The adjusted cost base of each Common Share (Financing Warrant) owned by a Resident Holder at any particular time will be the average cost base of all Common Shares (Financing Warrants) owned by the Resident Holder at that time, including Common Shares (Financing Warrants) acquired upon exercise of Initial Financing Special Warrants.

Dividends

In the case of a Resident Holder who is an individual, any dividends received or deemed to be received on the Common Shares will be required to be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from taxable Canadian corporations.

Dividends on the Common Shares received or deemed to be received by a Resident Holder that is a corporation will be included in income and normally will be deductible in computing such corporation's taxable income.  A Resident Holder that is a “private corporation” or a “subject corporation”, as such terms are defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1∕3% on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Dispositions

A disposition, or a deemed disposition, of a Common Share (or of a Financing Warrant) by a Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share (Financing Warrant), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share (Financing Warrant) to the Resident Holder.  For this purpose, the adjusted cost base to a Resident Holder of a Common Share (Financing Warrant) at any particular time will be determined by averaging the cost of that Common Share (Financing Warrant) with the adjusted cost base of all Common Shares (Financing Warrants) held as capital property at that time by the Resident Holder.

Exercise of Financing Warrant

A Resident Holder will not realize any gain or loss upon the exercise of a Financing Warrant.  The initial cost to a Resident Holder of a Common Share acquired upon exercise of a Financing Warrant will be equal to the adjusted cost base of such Financing Warrant immediately prior to the exercise plus the exercise price and any associated costs of the acquisition.

One-half of any capital gain realized by a Resident Holder must be included in computing the Resident Holder’s income as a taxable capital gain.  One-half of any capital loss realized by a Resident Holder may generally be deducted against taxable capital gains realized in that year, in the three preceding taxation years or in any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.  The amount of any capital loss realized by certain Resident Holders may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, which have been received by such holders on the Common Shares, to the extent and in the manner provided for in the Tax Act.  A Resident Holder that is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2∕3% on taxable capital gains.  Capital gains realized by a Resident Holder that is an individual may give rise to alternative minimum tax under the Tax Act.

Eligibility for Investment

If issued on the date hereof, the Common Shares and Financing Warrants would, if the Common Shares are listed on a prescribed stock exchange, which currently includes the TSX, be qualified investments under the Tax Act and regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that in the case of the Financing Warrants, the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan.  In addition, based in part upon information provided by the Company, the Common Shares and the Financing Warrants, if issued on the date hereof, would not as of the date hereof constitute “foreign property” for purposes of Part XI of the Tax Act.

Taxation of Non-Resident  Holders

Exercise of Initial Financing Special Warrant

A Non-Resident Holder will not realize any gain or loss upon the exercise or deemed exercise of an Initial Financing Special Warrant.  The initial cost to a Non-Resident Holder of a Common Share and of the Financing Warrants acquired upon exercise of an Initial Financing Special Warrant will be determined by allocating the adjusted cost base of the Initial Financing Special Warrant immediately prior to the exercise, plus any associated costs of acquisition, between the Common Share and the Financing Warrants on a reasonable basis.  The Company believes that of the $0.80 original cost of each Initial Financing Special Warrant which is exercised, $0.79 should be allocated to the Common Share acquired upon exercise, and $0.01 should be allocated to the Financing Warrants.  The Company’s suggested allocation is not binding on the CRA, which may apply a different allocation.  The adjusted cost base of each Common Share (Financing Warrant) owned by a Non-Resident Holder at any particular time will be the average cost base of all Common Shares (Financing Warrants) owned by the Non-Resident Holder at that time, including Common Shares (Financing Warrants) acquired upon exercise of Initial Financing Special Warrants.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty.  Under the Canada-United States Income Tax Convention (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company’s voting shares).

Dispositions

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share (or Financing Warrant), nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share (Financing Warrant) constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Exercise of Financing Warrant

A Non-Resident Holder will not realize any gain or loss upon the exercise of a Financing Warrant.  The initial cost to a Non-Resident Holder of a Common Share acquired upon exercise of a Financing Warrant will be equal to the adjusted cost base of such Financing Warrant immediately prior to the exercise plus any associated costs of acquisition.

A Common Share will be taxable Canadian property to a Non-Resident Holder if, at any time during the 60-month period ending at the time of disposition, the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length (or the Non-Resident Holder together with such persons) owned 25% or more of the Company’s issued shares of any class or series.  In the case of a Non-Resident Holder that is a U.S. Holder to whom Common Shares represent taxable Canadian property, such shares will only be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such shares in the open market) if the value of such shares is not derived principally from real property situated in Canada (which will include royalty interests in respect of Canadian resource properties).

A Financing Warrant will constitute taxable Canadian property to a Non-Resident Holder where the Common Share which may be acquired on exercise would itself constitute taxable Canadian property to such holder.  However, in the case of a Non-Resident Holder that is a U.S. Holder, such warrants will be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such warrants).

PROMOTER

The Company or its subsidiaries have not had a person or company act as a promoter within the two years immediately preceding the date of this prospectus other than Douglas B. Silver.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings to which the Company or either of its subsidiaries is a party or to which the royalty interests held by, or to be acquired by, the Company is subject, nor are any proceedings known to be contemplated against the Company, either of its subsidiaries or any of such royalty interests except for an action commenced in 1997 in the Supreme Court of Newfoundland and Labrador, Trial Division between Archean and VBNC pursuant to which Archean has claimed against VBNC for:

1.

a declaration that VBNC is in breach of the Labrador Option Agreement in failing to settle the form and content of the confidentiality undertaking provided for therein;

2.

an order directing VBNC to settle the form and content of the confidentiality undertaking provided for in the Labrador Option Agreement, or an order settling the form and content of the confidentiality undertaking; and

3.

damages for breach by VBNC of the Labrador Option Agreement, interest and costs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, any other insider of the Company or any associate or affiliate of any of such individuals or companies has any interest in any material transactions in which the Company has participated or in which the Company intends to participate at this time, save and except as disclosed in this prospectus.

AUDITOR

The auditor of the Company is PricewaterhouseCoopers LLP at PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Particulars of Material Contracts

Except for contracts made in the ordinary course of the Company’s business, the following are the material contracts entered into by the Company since May 7, 2003 (date of incorporation) or that will be entered into prior to Closing.

1.

purchase and sale agreement dated June, 2003 and amended July 31, 2003 between the Company, Jean-Claude Bonhomme and Bonhomme Enterprises, with respect to the purchase of the Williams Royalty (referred to under “General Development of the Business - Acquisition of Williams Royalty” and “Williams Royalty”);

2.

the share purchase agreement dated August 16, 2004 between Albert Chislett and the Company referred to under “Archean and the Voisey’s Bay Royalty Interest”;

3.

the share purchase agreement dated August 16, 2004 between Christopher Verbiski and the Company referred to under “Archean and the Voisey’s Bay Royalty Interest”;

4.

the letter agreement dated October 8, 2004 between John Livermore and the Company, referred to under “Other Proposed Royalty Interests - Livermore Royalty Portfolio”;

5.

the letter agreement dated October 29, 2004 between Hecla and the Company referred to under “Other Proposed Royalty Interests - Hecla Mining Company Royalty Portfolio”;

6.

the letter agreement dated November 15, 2004 between BHP Billiton and the Company referred to under “Other Proposed Royalty Interests - BHP Billiton Royalty Portfolio”;

7.

the letter agreements each dated November 25, 2004 between the Hunter Group and the Company referred to under “Other Proposed Royalty Interests - Hunter Exploration Group Royalty Portfolio”;

8.

the letter agreement dated December 7, 2004 between David Fawcett and the Company referred to under Other Proposed Royalty Interests - B.C. Coal Royalty Portfolio”;

9.

the IPO Agency Agreement referred to under “Plan of Distribution”;

10.

the Receipt Agency Agreement referred to under “General Development of the Business - Debenture Financing by way of Subscription Receipts”;

11.

the transfer agency agreement dated ●, 2005, between the Transfer Agent and the Company;

12.

the Escrow Agreement referred to under “Escrowed Shares - Escrow Agreement”; and

13.

the agreement providing for the Pooling Arrangement referred to under “Escrowed Shares - Pooling Arrangement”.

A copy of each material contract and of the Qualifying Report may be inspected at the office of the Company’s legal counsel, Fasken Martineau DuMoulin LLP, 66 Wellington Street West, Suite 4200, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario during normal business hours throughout the period of distribution of the securities offered under this prospectus and for a period of 30 days thereafter.  A copy of each material contract and the Qualifying Report may also be retrieved from www.sedar.com.

EXPERTS

Certain legal matters relating to this Offering will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP and on behalf of the Agents by Fraser Milner Casgrain LLP.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that (i) a holder of an Initial Financing Special Warrant, who acquires a Common Share and a fraction of a Financing Warrant upon the exercise of the Initial Financing Special Warrant, or (ii) a holder of a Compensation Special Warrant, who acquires a Common Share upon the exercise of the Compensation Special Warrant as provided for in this prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder’s exercise of its Initial Financing Special Warrant or Compensation Special Warrant, as the case may be, but also of the private placement transaction pursuant to which the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be, was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the agent or the Company, as the case may be, on the acquisition of the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be.  In the event such holder is a permitted assignee of the interest of the original Initial Financing Special Warrant subscriber or Compensation Special Warrant subscriber, as the case may be, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber.  The foregoing is in addition to any other right or remedy available to a holder of the Initial Financing Special Warrant or the Compensation Special Warrant, as the case may be, under section 130 of the Securities Act (Ontario) or otherwise at law.

GLOSSARY OF NON-GEOLOGICAL TERMS

Certain terms and abbreviations used in this prospectus are defined below:

“Agents” means collectively Haywood Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd.

“Agents’ Commission” means the cash commission to be paid to the Agents equal to 6.5% of the gross proceeds of this Offering.

“Altius” means Altius Resources Inc., a wholly-owned subsidiary of Altius Minerals Corporation.

“Archean” means Archean Resources Ltd.

“buy-down right” means the right of an operator of a property subject to a royalty to buy-back all or a portion of the royalty.

“claw-back right” means the right of a seller of a royalty to the Company to re-acquire the royalty from the Company.

“Closing” means the completion of the sale and issuance of the Offered Common Shares pursuant to this Offering.

“Common Share” means a common share of the Company.

“Company” means International Royalty Corporation.

“Compensation Special Warrants” means the 308,000 special warrants issued by the Company to Haywood Securities Inc., one of the Agents, on August 12, 2003 as partial compensation in connection with the private placement of the Initial Financing Special Warrants.

“Compensation Warrants” means the 440,000 Common Share purchase warrants issued to Haywood Securities Inc., one of the Agents, on August 12, 2003 as partial compensation in connection with the private placement of the Initial Financing Special Warrants.

“Consultants’ Special Warrants” has the meaning ascribed thereto set out under “Prior Sales”.

“Debentures” means the secured debentures in the principal amount of $1 million issuable by the Company on exercise of the Subscription Receipts.

“Debenture Shares” means the Common Shares issuable by the Company on exercise of the Subscription Receipts.

“DFR” means Diamond Fields Resources Inc.

“Employment Agreements” means the agreements entered into on January 1, 2004 between the Company and each of Douglas B. Silver, Douglas J. Hurst and George S. Young and the employment agreement entered into on December 14, 2004 between the Company and David R. Hammond.

“Escrow Agent” means CIBC Mellon Trust Company.

“Escrow Agreement” means the agreement to be entered between the Company, the Escrow Shareholders and the Escrow Agent.

“Escrow Shareholders” means ●.

“Escrow Shares” means ● Common Shares held pursuant to the terms and conditions of the Escrow Agreement.

“Financing Warrants” means the Common Share purchase warrants issuable upon the exercise of the Initial Financing Special Warrants.

“Founders’ Special Warrants” means the special warrants issued by the Company on August 1, 2003 to the founding directors and employees of the Company at a nominal cost.

“FOB” means “free on board”. The FOB price is the sales price of coal loaded in a vessel at the port and excludes freight or shipping costs.

“Gustavson” means Gustavson Associates, LLC.

“Holdco” means Voisey’s Bay Holding Corporation, a wholly-owned subsidiary of Archean.

“Inco” means Inco Limited.

“Inco Report” means a technical report effective as of August 31, 2003 prepared and filed by Inco in accordance with NI 43-101.

“Initial Financing Special Warrants” means the special warrants issued by the Company on August 12, 2003.

“Insider” means a director or senior officer of the Company; a director or senior officer of a company that is an insider or subsidiary of the Company; a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or the Company itself if it holds any of its own securities.

“Introducer” means the individual who has entered into the Introduction Fee Agreement with the Company.

“Introducer Fee” means the fee payable by the Company to the Introducer as set out under “Description of Securities - Introducer’s Shares”.

“Introducer’s Shares” means the Common Shares to be issued to the Introducer as the Introducer Fee.

“Introduction Fee Agreement” means an agreement dated July 27, 2004 between the Company and the Introducer regarding the provision by the Introducer to the Company of information regarding one or more royalties, mineral claims, concessions, projects, entities, properties or other interests owned or otherwise held by one or more third parties and to assist in the negotiation of the acquisition of any legal or financial interest in various royalty portfolios located in the United States.

“IPO Agency Agreement” means the agreement dated ●, 2005 between the Company and the Agents with respect to this Offering.

“Labrador Option Agreement” means the agreement dated May 18, 1993 and as amended on June 28, 1995 between Archean and DFR.

“Lead Agents” means collectively Haywood Securities Inc. and GMP Securities Ltd.

“LNRLP” means Labrador Nickel Royalty Limited Partnership.

“LOC” means a line of credit of $2 million provided to the Company as set out under “General Description of the Business - Line of Credit”.

“LOC Special Warrants” means the special warrants to be distributed to ● in connection with the provision of the LOC.

“Maximum Offering” means the offering of ● Offered Common Shares for aggregate gross proceeds of $●.

“Minimum Offering” means the offering of ● Offered Common Shares for aggregate gross proceeds of $●.

“Named Executive Officers” means the chief executive officer and the chief financial officer of the Company.

“National Escrow Policy” means National Policy 46-201 Escrow for Initial Public Offerings.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects.

“Offered Common Shares” means the Common Shares offered under this prospectus at a price of $● per Offered Common Share and includes the Over-Allotment Shares.

“Offering” means the offering of Offered Common Shares under this prospectus of at a price of $● per Offered Common Share.

“Offering Price” means $● per Common Share.

“Over-Allotment Option” means the option granted to the Agents by the Company for the right, exercisable within 30 days after the Closing, to acquire from the Company up to that number of Offered Common Shares equal to $12.5 million at the Offering Price in order to cover over-allotments and for market stabilization purposes, if any.

“Over-Allotment Shares” means the Common Shares issuable upon the exercise of the Over-Allotment Option.

“Plan” means the Company’s stock option plan.

“pre-emptive right” means the right of an operator of a property subject to a royalty to exercise a right of first refusal or right of first offer with respect to any proposed sale or assignment of a royalty by a royalty-holder.

“prospectus” means the preliminary prospectus, the final prospectus and any amendments thereto of the Company regarding this Offering, as the context requires.

“Qualifying Report” means a technical report dated October 29, 2004 and entitled “Independent Technical Report, Voisey’s Bay Project Royalty, Labrador, Canada” prepared by Gustavson, at the request of the Company.

“Receipt Agency Agreement” means the agreement dated ●, 2005 between the Company and the Agents regarding the private placement of the Subscription Receipts.

“Royalty Portfolios” means the five mineral royalty portfolios of approximately 59 royalties described in the section “Other Proposed Royalty Interests” consisting of two producing royalties, six royalties at the development stage, seven royalties at the feasibility stage and 44 royalties at the exploration stage.  For the purpose of this definition, “Royalty Portfolios” does not include the Williams Royalty or the Voisey’s Bay Royalty.

“Subscription Receipts” means the ● non-transferable subscription receipts issued in a private placement by the Company on ●, 2005 at a price of $● per Subscription Receipt for aggregate gross proceeds of $●.

“Teck Cominco” means Teck Cominco Limited.

“Transfer Agent” means CIBC Mellon Trust Company, the registrar and transfer agent for the Common Shares.

“Trigger Date” means the date on which the Closing occurs and the Common Shares become listed on the Toronto Stock Exchange.

“TSX” means the Toronto Stock Exchange.

“VBNC” means Voisey’s Bay Nickel Company Limited, a wholly-owned subsidiary of Inco.

“Voisey’s Bay Royalty” means a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties comprising the Voisey’s Bay property.  Archean is currently entitled to a 90% indirect ownership interest in the Voisey’s Bay Royalty and any reference to Archean together with the Voisey’s Bay Royalty shall be with respect to such 90% indirect ownership interest, which is in effect a 2.7% NSR royalty on the Voisey’s Bay property.

“Williams Mine” means the Williams gold mine located near Marathon, Ontario.

“Williams Mine Warrants” means the Common Share purchase warrants issued by the Company in connection with the acquisition of the Williams Royalty which are exercisable into that number of Common Shares equal to $2,850,000 divided by the Exercise Price (as defined below) at an exercise price per Common Share (the “Exercise Price”) which is equal to the lesser of $3.00 and the Offering Price.  The Williams Mine Warrants are exercisable for a period of two years after the Trigger Date.

“Williams Royalty” means a 0.25% NSR royalty on the Williams Mine.

GLOSSARY OF GEOLOGICAL TERMS

“anorthosite” means an igneous rock characterized by hosting large plagioclase feldspars and a minimal mafic content.

“Ag” means the chemical symbol for the element silver.

“Au” means the chemical symbol for the element gold.

“carbon-in-pulp (CIP)” is an ore processing method in which gold is leached conventionally from a slurry of gold ores with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed onto the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

“chalcopyrite” is an iron copper sulphide mineral with the chemical formula Cu2S.

“concentrate” is the product of physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

“Co” means the chemical symbol for the element cobalt.

“Cu” means the chemical symbol for the element copper.

“cubanite” is a copper iron sulphide mineral with the chemical formula CuFe2S3.

“dike” is a tabular, discordant, intrusive igneous body.

“diorite” is an igneous rock characterized with, a “salt and pepper” appearance and is composed primarily of sodium/calcium feldspar and mafic minerals with little or no quartz.

“electrowinning” is a recovery method where deposition of metal on an electrode from electrolysis takes place.

“faults” are (a) a fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture, (b) a break in the continuity of a body of rock.

“feasibility study” is a detailed study to determine if a property can be mined at a profit and the best way to mine it.

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, in an ore and water slurry, so that the valuable minerals are concentrated at the slurry surface and separated form the worthless gangue.

“Ga” means the chemical symbol for the element gallium.

“gangue” is rocks and minerals of no economic value that occur with valuable minerals in an ore.

“Ge” means the chemical symbol for the element germanium.

“gneiss” means a coarse-grained metamorphic rock characterized by alternating bands of unlike minerals, commonly light bands of quartz and feldspar and dark bands of mica and hornblende.

“GOR” means Gross Overriding Royalty Interest and is the right to receive a royalty based on the gross value of the minerals produced with few, if any, deductions therefrom. Usually employed for non-metallic projects.

“grade” means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (Oz/t). the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“granite” is a medium to coarse-grained igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

“hectares” means a square of 100 meters on each side.

“hydromet” is a metallurgical operation in which metal is separated from impurities by a process that includes fluid chemistry.

“igneous” means a rock formed by the cooling of molten silicate material.

“intermediate” means a stage in metal processing where all impurities have not been removed and requires further processing and refining.

“Indicated Resources” as defined in NI 43-101 has the meaning ascribed to the term “indicated mineral resource” by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

“Inferred Resources” as defined in NI 43-101 has the meaning ascribed to the term “inferred mineral resource” by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

“intrusive rocks” means any igneous rock solidified from magma beneath the earth’s surface.

“K” means the chemical symbol for the element potassium.

“kimberlite” are pipe-like volcano sources from deep within the earth under extreme temperatures and pressures. It is the host rock for diamonds and diamond indicator minerals.

“Li” means the chemical symbol for the element lithium.

“mafic” means an igneous rock composed chiefly of dark iron and manganese silicate minerals and has a dark appearance.

“magma” means a naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes. It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.

“magnetite” means a mineral composed of iron and oxygen with the chemical formula Fe3O4.

“massive” is said of a mineral deposit, especially sulfides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit.

“matte” means intermediate processed metal product produced in smelters.

“Measured Resources” as defined in NI 43-101 has the meaning ascribed to the term “measured mineral resource” by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

“metallurgical coal” means coal with characteristics making it suitable for production of coke that can be used by the iron and steel industry.

“mineralization” usually implies minerals of value occurring in rocks.

“Mo” means the chemical symbol for the element molybdenum.

“Ni” means the chemical symbol for the element nickel.

“NPI” means Net Profit Interests: the profits after deduction of expenses.

“NPI Royalty” is a passive interest in a resource extraction operation that is determined on the basis of a defined portion of the operation’s net profits.

“NSR” means Net Smelter Return: the proceeds returned from the smelter and/or refinery to the mine owner.

“NSR Royalty” means a royalty paid on a percentage of the NSR. For NSR royalties where smelting and refining are not involved, the NSR royalty is usually calculated as the gross revenues less deductions for transportation, transportation insurance and refining costs.

“ore” means a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“Pb” means the chemical symbol for the element lead.

“PCI” means “pulverised coal injection” coal, a low grade metallurgical coking coal.

“pentlandite” means a nickel-iron sulphide mineral with the chemical formula (Fe, Ni)9S8.

“PGM” means the platinoid group of metals, including but not limited to Palladium, Platinum, Osmium, and Rhenium.

“Probable Reserve” means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Reserves” are a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Resources” as defined in NI 43-101 has the meaning ascribed to the term “mineral resource” by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as that definition may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.

“ROM” means “run-of-mine” coal, which is the coal produced from the mine before it is separated and any impurities removed.

“Royalty Interest” is tied to some production unit such as tonne of concentrate or ounce of gold or silver produced. A common form of royalty interest is based on the net smelter return.

“sediments” are composed of the debris resulting from the weathering and breakup of other rocks that have been deposited or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

“slurry” is a mixture of fine ground ore, concentrate, tailings or leach residue with water or other aqueous liquor.

“smelting” is an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.

“Thermal Coal” means coal with characteristics making it suitable for burning to produce steam for generating electricity.

“thickener” is a settlement tank with a bottom ranking mechanism to direct thickened slurry to center bottom discharge and with a top peripheral launder to collect clear overflow liquid. Feed is usually a dilute ore, concentrate or leach residue slurry.

“troctolite” is a coarse-grain igneous rock composed predominantly of olivine and feldspar.

“troilite” means an iron sulphide mineral with the chemical formula FeS.

“U” means the chemical symbol for the element uranium.

“waste” is rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore. and

“Zn” means the chemical symbol for the element zinc.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of International Royalty Corporation……………………	F-2
Pro forma Consolidated Financial Statements of International Royalty Corporation……….	F-13

International	Royalty	Corporation

Consolidated Financial Statements
December 31, 2003 (Audited) and
September 30, 2004 (Unaudited)
(expressed in U.S. dollars)

INDEPENDENT AUDITORS’ REPORT

To the Directors of INTERNATIONAL ROYALTY CORPORATION

     We have audited the consolidated balance sheet of International Royalty Corporation as at December 31, 2003 and the consolidated statements of operations, stockholders’ equity and cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.			-
October 22, 2004			Chartered Accountants
(except for note 12, which is as of	-	, 2005)

INTERNATIONAL ROYALTY CORPORATION
CONSOLIDATED BALANCE SHEET
(expressed in U.S. dollars)
	December 31, 2003	September 30, 2004

		(Unaudited)
Assets
Current assets
Cash	$ 204,038	$ 116,897
Royalty receivable	107,724	83,087
Prepaid expenses and other current assets	12,585	46,130

	324,347	246,114
Royalty interest in mineral property (note 3)	2,024,720	1,817,003
Furniture and equipment (note 4)	10,157	7,345
Deferred expenses	—	26,510

	$2,359,224	$2,096,972

Liabilities
Current liabilities
Accounts payable	$ 3,766	$ 86,310
Accrued payroll and other liabilities	42,722	21,549

	46,488	107,859

Stockholders’ Equity
Common stock
Authorized
Unlimited common shares without par value
Issued
one common share	—	—
Special warrants (note 6)	2,434,078	2,525,854
Warrants (note 6)	91,924	91,924
Deficit	(213,266)	(628,665)

	2,312,736	1,989,113
	$2,359,224	$2,096,972

Nature of operations and going concern (note 1) Commitments (note 11) Subsequent events (note 12) Approved by the Board of Directors
(Signed) DOUGLAS B. SILVER	(Signed) RENE G. CARRIER
Director	Director

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(expressed in U.S. dollars)

	Period from		Period from
	May 7, 2003 to	Nine months ended	May 7, 2003 to
	December 31, 2003	September 30, 2004	September 30, 2003

		(Unaudited)	(Unaudited)
Royalty revenues	$ 177,885	$ 261,109	$ 65,179
Expenses
General and administrative	252,562	469,197	127,331
Depreciation and amortization	144,236	210,529	53,696

	396,798	679,726	181,027

Loss from operations	(218,913)	(418,617)	(115,848)
Foreign currency gain (loss)	5,647	3,218	(787)

Loss for the period	$(213,266)	$(415,399)	$(116,635)

Basic and diluted loss per share (note 7)	$ (0.03)	$ (0.05)	$ (0.02)

Basic and diluted weighted average shares
outstanding (note 7)	6,389,193	8,308,000	5,180,082

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (NOTE 6)

(expressed in U.S. dollars)

						Total
	Special warrants		Warrants		Accumulated	stockholders’

	Number	Amount	Number	Amount	deficit	equity

Founders’ special warrants	3,600,000	$—	—	$—	$—	$—
Williams Mine warrants (note 3)	—	—	—(1)	28,359	—	28,359
Private placement – Initial financing
special warrants and financing
warrants – net of issuance costs of
$237,802	4,400,000	2,274,839	—(1)	28,359	—	2,303,198
Compensation special warrants	308,000	159,239	—	—	—	159,239
Compensation warrants	—	—	440,000	35,206	—	35,206

	8,308,000	2,434,078	440,000	91,924	—	2,526,002
Loss	—	—	—	—	(213,266)	(213,266)

Balance at December 31, 2003	8,308,000	2,434,078	440,000	91,924	(213,266)	2,312,736
Cancellation of founders’ special
warrants	(150,000)	—	—	—	—	—
Consultants’ special warrants granted
(Unaudited)	150,000	91,776	—	—	—	91,776
Loss (Unaudited)	—	—	—	—	(415,399)	(415,399)

Balance at September 30, 2004
(Unaudited)	8,308,000	$2,525,854	440,000	$91,924	$(628,665)	$1,989,113

(1)	The Williams Mine warrants and the financing warrants portion of the private placement convert to a varying number of common shares based on the value of International Royalty Corporation’s initial public offering (see note 6).

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in U.S. dollars)

	Period from		Period from
	May 7, 2003 to	Nine months ended	May 7, 2003 to
	December 31, 2003	September 30, 2004	September 30, 2003

		(Unaudited)	(Unaudited)
Cash flows from operating activities
Loss for the period	$(213,266)	$(415,399)	$(116,635)
Items not affecting cash
Depreciation and amortization	144,236	210,529	53,696
Special warrants granted in lieu of compensation .	—	91,776	—
(Increase) decrease in royalty receivable	(107,724)	24,637	(65,179)
Increase in prepaid expenses and other current
assets	(12,585)	(33,545)	(20,500)
Increase in accounts payable	3,766	82,544	15,504
Increase (decrease) in accrued payroll and other
liabilities	42,722	(21,173)	20,510

	(142,851)	(60,631)	(112,604)

Cash flows from investing activities
Acquisition of royalty interest in mineral property	(2,139,495)	—	(2,139,495)
Purchases of furniture and equipment	(11,259)	—	(11,259)
Increase in deferred expenses	—	(26,510)	—

	(2,150,754)	(26,510)	(2,150,754)

Cash flows from financing activities
Proceeds from issuance of warrants	2,497,643	—	2,497,643

Increase (decrease) in cash and cash equivalents	204,038	(87,141)	234,285
Cash and cash equivalents – Beginning of period	—	204,038	—

Cash and cash equivalents – End of period	$204,038	$ 116,897	$234,285

Supplemental disclosure of cash flow information
Issuance of the Williams Mine warrants in connection
with acquisition of royalty interest in mineral
property (note 3)	$28,359	$—	$28,359

Issuance of compensation – special warrants	$159,239	$—	$159,239

Issuance of compensation – warrants	$35,206	$—	$35,206

See accompanying notes to the consolidated financial statements.

INTERNATIONAL ROYALTY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 (Audited) and September 30, 2004 (Unaudited) (expressed in U.S. dollars)

1	Nature of business and going concern

International Royalty Corporation (‘‘IRC’’ or the ‘‘Company’’) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities began on July 1, 2003.

IRC’s intent is to pursue royalties owned by individuals as well as royalty portfolios owned by mining companies that may involve multiple commodities. The Company anticipates that its strategy will create a diversified portfolio of royalties ranging from royalties on exploration to production stage properties, and consisting of multiple commodities around the world. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada.

At September 30, 2004 the Company has working capital of $138,255 (unaudited) which, the Company believes will be sufficient to meet its planned general and administrative expenses for the coming year. The Company’s ability to meet general and administrative costs beyond the next year and to acquire additional royalty interests is dependent on the success of the Company’s initial public offering (‘‘IPO’’) or the Company obtaining additional financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and discharging of liabilities in the normal course of operations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset and liability amounts that might be necessary should the Company be unable to continue as a going concern.

2	Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Interim financial statements

The consolidated balance sheet as of September 30, 2004, the related consolidated statements of operations, stockholders’ equity and cash flows for the nine months ended September 30, 2004, and for the period from May 7, 2003 to September 30, 2003, have been prepared without audit. In the opinion of management, all adjustments (which included normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made. The results of operations for the nine months ended September 30, 2004, are not necessarily indicative of the operating results for the full year.

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and its wholly-owned subsidiary, IRC (U.S.) Management Inc. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known.

Foreign currency

The United States dollar is the functional currency of IRC and its subsidiary. Although IRC’s Williams mine royalty is denominated in Canadian dollars, the price of the underlying mineral, gold, is predominantly quoted and delivered in international markets in United States dollars. This is also the case for most, if not all, of the minerals in which the Company expects to acquire a royalty interest.

Foreign currency transaction gains and losses are included in the results of operations in the period in which they occur. Monetary assets and liabilities are translated to the current exchange rate on the balance sheet date and the resulting gain or loss is included in the results of operations for the period then ended. References to ‘‘US$’’ refers to United States dollars and references to ‘‘CAD$’’ refers to Canadian dollars.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered likely, a valuation allowance is provided.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and interest bearing instruments with maturity dates less than three months at the time of acquisition.

Royalty interest in mineral properties

Royalty interest in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At September 30, 2004, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the mineral properties remaining life, using proven and probable reserves. The carrying value of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are charged to operations when incurred.

Furniture and equipment

Significant expenditures, which increase the life of the asset, are capitalized and depreciated over the estimated remaining useful life of the asset. The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Asset impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (‘‘CICA’’) Handbook Section 3063 ‘‘Impairment of Long-lived Assets’’, which the Company adopted effective January 1, 2004. The adoption of this standard had no impact on the financial statements for the periods presented.

Measurement uncertainty

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred expenses

Deferred expenses comprise legal expenditures relating to the acquisition of the royalty interest in the Voisey’s Bay nickel mine (note 3). Once the royalty interest in the Voisey’s Bay nickel mine is finalized, the Company intends to capitalize these amounts to the royalty interest in mineral properties.

Stock option plan

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the ‘‘Plan’’) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the board of director’s discretion. The exercise price of any option granted is fixed by the board of directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee’s death, the option may be exercised by the optionee’s personal representative until the earlier of the option’s expiry date or the first anniversary of the optionee’s death). The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. No options have been granted through September 30, 2004.

Effective January 1, 2004, the Company has adopted the new requirements of CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments whereby the fair value of awards to both employees and non-employees are recognized as an expense.

3 Purchase of royalty interest in mineral property

On August 12, 2003, effective August 1, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams mine from a private individual. Consideration for the purchase was CAD$2,876,722 and purchase warrants (the ‘‘Williams Mine Warrants’’). The Williams Mine Warrants are exercisable to purchase, for the lesser of $3.00 per common share or the IPO price per share, CAD$2,850,000 worth of IRC’s common shares. The Williams Mine Warrants are exercisable beginning on the date of the IPO until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,359, and are included in royalty interest in mineral property in the December 31, 2003 and September 30, 2004 balance sheets.

The Williams mine is a large gold-producing mine in Canada, located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc. (a wholly owned subsidiary of Barrick Gold Corporation). The Williams mine is primarily an underground operation with some open-pit mining, and has been operating since the fall of 1985. At expected production levels, the Williams mine has an estimated life of approximately 10 years.

Royalty interest in mineral property was as follows:

		Accumulated
	Cost	Amortization	Net

As of December 31, 2003
Williams mine	$2,167,854	$(143,134)	$2,024,720

As of September 30, 2004 (unaudited)
Williams mine	$2,167,854	$(350,851)	$1,817,003

During the nine-month period ended September 30, 2004, the Company recorded $207,717 (unaudited) (inception to December 31, 2003 – $143,134) in amortization expense.

4 Furniture and equipment

Office furniture and equipment consisted of the following:

		Accumulated
	Cost	Depreciation	Net

As of December 31, 2003
Office furniture and equipment	$11,259	$(1,102)	$10,157

As of September 30, 2004 (unaudited)
Office furniture and equipment	$11,259	$(3,914)	$ 7,345

During the nine-month period ended September 30, 2004, the Company recorded $2,812 (unaudited) (inception to December 31, 2003 –$1,102) in depreciation expense.

5 Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 35.62% to loss before income taxes as follows:

	Period from		Period from
	May 7, 2003 to	Nine months ended	May 7, 2003 to
	December 31, 2003	September 30, 2004	September 30, 2003

		(Unaudited)	(Unaudited)
Loss before income taxes	$(213,266)	$(415,399)	$(116,635)

Expected income tax benefit	(75,965)	(147,965)	(41,545)
Less: Change in valuation allowance	75,965	147,965	41,545

Actual income tax expense	$—	$—	$—

At December 31, 2003 and September 30, 2004, IRC has unused Canadian net operating losses of $518,382 and $1,125,293 (unaudited), respectively, which will begin expiring in 2010.

Future tax assets (liabilities) include the following components:
	December 31, 2003	September 30, 2004

		(Unaudited)
Net operating loss carry-forward	$ 184,648	$ 400,829
Royalty interest in mineral property basis	(100,703)	(168,920)
Other	(7,978)	(7,978)

	75,967	223,931
Less: Valuation allowance	(75,967)	(223,931)

Net future tax assets (liabilities)	$—	$—

6	Stockholders’ equity

Effective August 1, 2003, IRC issued 3,600,000 founders’ special warrants (‘‘Founders’ Special Warrants’’) to the founding members of IRC. Each Founders’ Special Warrant allows the holder to acquire one common share of IRC for no additional consideration. If the holder does not exercise the Founders’ Special Warrants within 5 days after completion of the IPO, they will be deemed to have been exercised immediately prior to that time.

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams mine royalty interest, discussed in note 3 above. The Williams Mine Warrants have been valued at $28,359.

In August 2003, IRC completed a private placement (the ‘‘Private Placement’’) whereby IRC issued 4,400,000 special warrants (‘‘Initial Financing Special Warrants’’) at CAD$0.80 each, for gross proceeds of US$2,541,000 (CAD$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one IRC common share for no additional consideration, and approximately 0.216 of a ‘‘Financing Warrant’’ (assuming an IPO offering price of $3.00 or greater). The Financing Warrant component of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants described above and have been valued in total at $28,359. The common share component of the Initial Financing Special Warrants have been valued at $2,274,839.

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent for the Private Placement. Each Compensation Special Warrant allows the holder to acquire one IRC common share for no additional consideration and have been valued in total at $159,239. If the holders do not exercise their Compensation Special Warrants within five days after completion of the IPO, they will be deemed to have been exercised immediately prior to that time. Each Compensation Warrant allows the holder to acquire one IRC common share at a price of CAD$0.80, for a period of two years after the completion of the IPO. The Compensation Warrants have been valued at $35,206.

On March 31, 2004, the chairman and the chief executive officer of the Company agreed to have 150,000 of his Founders’ Special Warrants cancelled and re-issued to an employee and a contractor of the Company (‘‘Consultants’ Special Warrants’’). The transaction was recorded as compensation expense at the fair market value of the Consultants’ Special Warrants (CAD$0.80 per Consultants’ Special Warrant for a total of CAD$120,000 or US$91,776) on the date of the grant and is included in stockholders equity as of September 30, 2004.

7	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each year. Diluted earnings per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares includes the weighted average effect of common shares issuable under the 3,600,000 Founders’ Special Warrants, the 4,400,000 Initial Financing Special Warrants and the 308,000 in Compensation Special Warrants (note 6). These common shares are issuable for no cash consideration and are not considered contingently issuable for the purpose of earnings (loss) per share.

The effect of the Williams Mine Warrants, the Financing Warrants and the Compensation Warrants (notes 3 and 6) are not included in the computation of diluted earnings per share during the reporting period as their inclusion would be anti-dilutive.

8	Related party transactions

IRC subleases its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of IRC. The non-cancellable operating lease provides for minimum annual rent payments of $24,559 in 2004 and $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the original underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, for the period from May 7, 2003 to September 30, 2003 was $7,700 (unaudited), for the nine-months ended September 30, 2004 was $18,051 (unaudited).

During the period ended December 31, 2003, IRC paid legal fees of CAD$34,501 to Gordon J. Fretwell Law Corp., a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at the end of any of these periods.

9	Economic dependence

During the reporting periods, IRC received all of its revenue from the same operator. The Company is dependent upon the operator of the mineral property. The Company believes that its exposure to credit related losses is mitigated through dealing with financially secure, well- established companies.

10	Financial instruments

Fair value

The fair values of the Company’s cash, royalty receivable, accounts payable and accrued payroll and other liabilities approximate the carrying amounts due to the short maturities of these instruments.

11	Commitments

On August 16, 2004, IRC reached separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd., which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada. Terms of the agreements call for a total purchase consideration of CAD$180 million and one million common shares of IRC to be issued on the date of closing of the IPO. CAD$152.5 million of the CAD$180 million is to be paid in cash, with the balance of CAD$27.5 million of consideration is to be paid in common shares of IRC valued at the offering price of the IPO. Completion of these agreements is dependent on the successful completion of the IPO, accordingly no amounts have yet been recognized in these financial statements.

12	Subsequent events

	a)	Subsequent to September 30, 2004, IRC entered into a series of letter agreements to acquire several portfolios of royalty interests (the ‘‘Royalty Portfolio’’) as follows:

On October 8, 2004, the Company signed a letter agreement with John Livermore to acquire his royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits (‘‘Livermore Portfolio’’), both in Nevada, United States. Total consideration to be paid is $520,000 cash and the acquisition is scheduled to close on or before January 7, 2005;

On October 29, 2004, the Company signed a letter agreement with Hecla Mining Company to acquire a portfolio of 14 mineral royalty interests. Total consideration to be paid is $550,000 payable in common shares of IRC valued at the offering price of the IPO;

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. to acquire a mineral portfolio of 22 royalty interests for total consideration of $625,000 payable in cash and $625,000 payable in common shares of IRC valued at the offering price of the IPO;

On November 25, 2004, the Company signed three letter agreements with Hunter Exploration Group to acquire a portfolio of 16 mineral royalty interests on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration to be paid is CAD$5,000,000 payable in common shares of IRC valued at the offering price of the IPO; and

On December 7, 2004, the Company signed a letter agreement with David Fawcett to acquire 20.3% of a 1% royalty interest on five coal licenses in British Columbia for total consideration in the amount of CAD$312,500 payable in cash and CAD$937,500 payable in common shares of IRC valued at the offering price of the IPO.

	b)	With the exception of the Livermore Portfolio, all of the letter agreements relating to the acquisition of the Royalty Portfolio outlined above, and the acquisition of the shares of Archean Resources Ltd. (see note 11), are subject to IRC’s successful completion of the IPO.

	c)	In November 2004, all of the 3,450,000 Founders’ Special Warrants and the 150,000 Consultants’ Special Warrants were exercised into an equal number of common shares of IRC for no additional consideration.

	d)	During November and December 2004, 1,850,000 Initial Financing Special Warrants were exercised into an equal number of common shares of the Company and 399,432 Financing Warrants, which were then exercised into an equal number of common shares of the Company at $3.00 per common share, raising a total of CAD$1,198,296.

	e)	The Company has received a commitment from a third party for a CAD$2,000,000 line of credit. When finalized, all principal and interest due on the line of credit will be repayable on the earlier of the closing of the IPO and the 12-month anniversary of the establishment of the line of credit.

	f)	On - , the Company completed the preparation of a final prospectus in connection with an initial public offering of up to - common shares and the distribution of, among other securities, common shares and Financing Warrants, the nature of which are described elsewhere in these consolidated financial statements.

International Royalty Corporation

Pro forma Consolidated Financial Statements
(Unaudited)
(expressed in thousands of U.S. dollars)

COMPILATION REPORT

To the Directors of INTERNATIONAL ROYALTY CORPORATION

     We have read the accompanying unaudited pro forma consolidated balance sheet of International Royalty Corporation (the ‘‘Company’’) as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003, and have performed the following procedures.

1.	Compared the figures in the columns captioned ‘‘International Royalty Corporation’’ to the unaudited consolidated financial statements of the Company as at September 30, 2004 and the audited consolidated financial statements of the Company for the period from May 7, 2003 to December 31, 2003 and found them to be in agreement.

2.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and

(b) whether the pro forma consolidated financial statements comply as to form in all material respects with the requirements set by the securities acts and related regulations in each of the provinces with which the prospectus is filed.

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the pro forma consolidated statements comply as to form in all material respects with the requirements set by the securities acts and related regulations in each of the provinces with which the prospectus is filed.

3.	Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4.	Recalculated the application of the pro forma adjustments to the amounts in the column captioned ‘‘International Royalty Corporation’’ as at September 30, 2004 and for the nine months then ended, and for the period from May 7, 2003 to December 31, 2003 and found the amounts in the column captioned ‘‘Pro forma consolidated’’ to be arithmetically correct.

     A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical consolidated financial information.

     Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, British Columbia	-
- , 2004	Chartered Accountants

INTERNATIONAL ROYALTY CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

     (Unaudited) As at September 30, 2004 (expressed in thousands of U.S. dollars)

			Pro forma
			Consolidated
			following
	International		completion of
	Royalty	Pro forma	the Minimum
	Corporation	adjustments	Offering

Assets
Current assets
Cash	$ 117	$ -	$ -
Royalty receivable	83	—	83
Prepaid expenses and other current assets	46	—	46

	246	-	-
Royalty interest in mineral property – net	1,817	-	-
Furniture and equipment – net	7	—	7
Deferred expenses	27	-	-

	$2,097	$ -	$ -

Liabilities
Current liabilities
Accounts payable	$ 86	$ —	$ 86
Accrued payroll and other liabilities	22	—	22

	108	—	108
Secured debentures	—	-	-

	108	-	-

Stockholders’ Equity
Common stock	—	-	-
Additional paid-in capital	—	-	-
Special warrants	2,526	(2,526)	—
Warrants	92	—	92
Deficit	(629)	—	(629)

	1,989	-	-

	$2,097	$ -	$ -

INTERNATIONAL ROYALTY CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

For the nine month period ended September 30, 2004 (expressed in thousands of U.S. dollars)

			Pro forma
			Consolidated
			following
	International		completion of
	Royalty	Pro forma	the Minimum
	Corporation	adjustments	Offering

Royalty revenues	$261	$—	$261

Expenses
General and administrative	469	—	469
Depreciation and amortization	211	—	211
Interest expense – net	—	-	-

	680	—	-

Loss from operations	(419)	—	-
Foreign currency gain	3	-	-

Loss for the period	$(416)	$—	$-

Basic and diluted loss per share	$(0.05)		$-

Basic and diluted weighted average shares outstanding	8,308,000		-

INTERNATIONAL ROYALTY CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

For the period from May 7, 2003 to December 31, 2003 (expressed in thousands of U.S. dollars)

			Pro forma
			Consolidated
			following
	International		completion of
	Royalty	Pro forma	the Minimum
	Corporation	adjustments	Offering

Royalty revenues	$178	$—	$178

Expenses
General and administrative	253	—	253
Depreciation and amortization	144	—	144
Interest expense — net	—	-	-

	397	—	-

Loss from operations	(219)	—	-
Foreign currency gain	6	-	-

Loss for the period	$(213)	$—	$-

Basic and diluted loss per share	$(0.03)		$-

Basic and diluted weighted average shares outstanding	6,389,193		-

INTERNATIONAL ROYALTY CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2004 and December 31, 2003

1	Basis of presentation

The unaudited pro forma consolidated balance sheet of International Royalty Corporation (the ‘‘Company’’) as of September 30, 2004 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003 have been prepared for inclusion in the prospectus dated - of the Company (the ‘‘Prospectus’’) relating to the issuance of, among other securities, a minimum of CAD$ - of common shares of the Company (the ‘‘Minimum Offering’’). The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the period ended December 31, 2003, the unaudited consolidated financial statements of the Company as of and for the nine months ended September 30, 2004, and the notes thereto, which are included elsewhere in the Prospectus, and the Prospectus as a whole.

2	Pro form transactions

The accompanying pro forma consolidated financial statements have been prepared to reflect the following proposed transactions and assumptions:

	a)	Prior to the closing of the Minimum Offering, the Company will issue CAD$ - million (US$ - million) in 7 year - % debentures and related fees, equal to 20% of the payable amount. The fees will be deferred and amortized over the life of the notes payable using the interest method.

	b)	Prior to the closing of the Minimum Offering, the Company acquired John Livermore’s royalty interests on the Pinson gold and the Hasbrouck gold-silver deposits for $520,000 in cash.

	c)	Upon completion of the Minimum Offering, the Company will receive net cash proceeds of - from issuing - common shares at CAD$ - per common share, net of commissions of CAD$ - and issue costs of CAD$ - .

	d)	Upon closing of the Minimum Offering, the Company will acquire 100% of the shares of Archean Resources Ltd., for cash of CAD$152,500,000, - common shares of the Company valued at CAD$27,500,000 and an additional one million common shares of the Company. Archean Resources Ltd. owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada.

	e)	Upon closing of the Minimum Offering, the Company will acquire several portfolios of royalty interests (the ‘‘Royalty Portfolio’’) as follows:

A mineral portfolio of 22 royalty interests acquired from BHP Billiton Worldwide Exploration Inc. for $625,000 payable in cash and $625,000 of the Company’s common shares valued at the Minimum Offering price;

A portfolio of 14 mineral royalty interests acquired from Hecla Mining Company for $550,000 payable in the Company’s common shares valued at the Minimum Offering price;

A portfolio of 16 mineral royalty interests on approximately 20 million acres of lands located in North Eastern Canada that are presently the subject of diamond exploration activities, acquired from the Hunter Exploration Group for CAD$5,000,000 payable in the Company’s common shares valued at the Minimum Offering price; and

A 20.3% interest in a 1% royalty in five coal licenses in British Columbia acquired from David Fawcett for CAD$312,500 payable in cash and CAD$937,500 of the Company’s common shares valued at the Minimum Offering price.

	f)	For the purposes of these pro forma consolidated financial statements and the related pro forma adjustments, the Company has assumed that the exchange rate has stayed constant at CAD$1.2163 per United States dollar.

The unaudited pro forma consolidated balance sheet has been prepared to give effect to the pro forma transactions outlined above as if they had occurred on September 30, 2004. No values have been recorded for intangible assets, future income taxes or non-controlling interests, if any, as the Company does not currently have sufficient information to reasonably determine whether any amounts should be recorded.

The pro forma consolidated statement of operations for the nine months ended September 30, 2004 and for the period from May 7, 2003 to December 31, 2003 have been prepared as if the above transactions had occurred on January 1, 2003 including an adjustment for the estimated interest expense that the Company would have incurred relating to the notes payable, net of interest income.

The unaudited pro forma consolidated financial statements have been prepared for illustration purposes only and should not be considered to be indicative of the results of operations or the financial position that would have resulted had the proposed transactions actually occurred on the dates indicated above.

AUDITORS’ CONSENT

We have read the prospectus of International Royalty Corporation. (the “Company”) dated ●, 2005 relating to the sale and issuance of common shares of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at December 31, 2003 and the consolidated statements of operations, stockholders’ equity and cash flows for the period from May 7, 2003 (date of incorporation) to December 31, 2003.  Our report is dated October 22, 2004 (except for note 12, which is as of ●, 2005).

Vancouver, Canada ●, 2005	● Chartered Accountants

CERTIFICATE OF THE COMPANY AND THE PROMOTER

DATED: January 5, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part XI of The Securities Act, 1988 (Saskatchewan), by Part VII of The Securities Act (Manitoba), by Part XV of the Securities Act (Ontario), by Section 63 of the Securities Act (Nova Scotia), by Part VI of the Securities Act (New Brunswick), by Part XIV of the Securities Act (Newfoundland and Labrador) and by Part II of the Securities Act (Prince Edward Island) and the respective regulations thereunder.  This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the Securities Act (Quebec) and the regulations thereunder.

INTERNATIONAL ROYALTY CORPORATION
By: (Signed) Mr. Douglas B. Silver Chief Executive Officer	By: (Signed) Mr. David R. Hammond Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS
By: (Signed) Mr. Douglas J. Hurst Director	By: (Signed) Mr. Gordon J. Fretwell Director

AS PROMOTER
By: (Signed) Mr. Douglas B. Silver

CERTIFICATE OF THE AGENTS

DATED: January 5, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part XI of The Securities Act, 1988 (Saskatchewan), by Part VII of The Securities Act (Manitoba), by Part XV of the Securities Act (Ontario), by Section 64 of the Securities Act (Nova Scotia), by Part VI of the Securities Act (New Brunswick), by Part XIV of the Securities Act (Newfoundland and Labrador) and by Part II of the Securities Act (Prince Edward Island) and the respective regulations thereunder.  To the best of our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the Securities Act (Quebec) and the regulations thereunder.

HAYWOOD SECURITIES INC.	GMP SECURITIES LTD.

By: (Signed) John Willett Managing Director	By: (Signed) Mark Wellings Director, Investment Banking

CANACCORD CAPITAL CORPORATION

By: (Signed) William McIlroy Senior Vice-President

SALMAN PARTNERS INC.	RAYMOND JAMES LTD.

By: (Signed) Terrance K. Salman President and Chief Executive Officer	By: (Signed) John Murphy Managing Director, Investment Banking

BOLDER INVESTMENT PARTNERS, LTD.

By: (Signed) Paul J.C. Woodward Vice-President, Corporate Finance